Exhibit 1

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

November 23, 2015

Forward

Tabular dollar amounts are in millions of Canadian dollars, except per share amounts or unless otherwise indicated. This Management’s Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements. The terms “we,” “us,” “our,” “Shaw” and “the Company” refer to Shaw Communications Inc. and, as applicable, Shaw Communications Inc. and its direct and indirect subsidiaries as a group.

Caution Concerning Forward Looking Statements

Statements included in this Management’s Discussion and Analysis that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, acquisitions and dispositions, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic conditions, interest, income tax and exchange rates, technology deployment, content and equipment costs, industry structure, conditions and stability, government regulation and the integration of recent acquisitions. Many of these assumptions are confidential.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; industry trends and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates; Shaw’s status as a holding company with separate operating subsidiaries; and other factors described in this report under the heading “Known events, trends, risks and uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

ABOUT OUR BUSINESS

At Shaw, we are focused to deliver leading network and content experiences for our highly valued customers and viewers.

•	our Consumer team connects consumers in their homes and on the go with broadband Internet, Shaw Go WiFi, video and phone
•	our Business Network Services team enables businesses to focus on their core strategies with a full suite of connectivity and managed services
•	our Business Infrastructure Services team provides hybrid IT solutions, including colocation, managed services, cloud computing and security and compliance for North American enterprises
•	our Media team delivers engaging programming to Canadians through dynamic conventional and specialty television channels along with online and over-the-top video platforms

In the following sections we provide select financial highlights and review our strategy, our four divisions, our network and our presence in the communities in which we operate.

Shaw is traded on the Toronto Stock Exchange (SJR.B) and the New York Stock Exchange (SJR) and is included in the S&P/TSX 60 Index.

Select Financial and Operational Highlights

Through an evolving operating and competitive landscape our consolidated business has delivered stable and profitable results in 2015.

	Year ended August 31,
(millions of Canadian dollars except per share amounts)	2015	2014	Change %
Operations:
Revenue	5,488	5,241	4.7
Operating income before restructuring costs and amortization(1)	2,379	2,262	5.2
Operating margin(1)	43.3%	43.2%	0.1pts
Net income	880	887	(0.8)
Per share data:
Earnings per share
Basic	1.80	1.84	(2.2)
Diluted	1.79	1.84	(2.7)
Weighted average participating shares outstanding during period (millions)	468	457
Funds flow from operations(2)	1,637	1,524	7.4
Free cash flow(1)	653	698	(6.4)

(1)	Refer to Key performance drivers.
(2)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the Consolidated Statements of Cash Flows.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Subscriber highlights	August 31, 2015	August 31, 2014	Change
Consumer
Video – Cable	1,764,523	1,867,304	(102,781)
Video – Satellite	811,988	850,132	(38,144)
Internet	1,774,374	1,761,881	12,493
Phone	1,027,266	1,110,708	(83,442)

	5,378,151	5,590,025	(211,874)
Business Network Services
Video – Cable	77,709	90,325	(12,616)
Video – Satellite	31,435	30,491	944
Internet	178,167	168,520	9,647
Phone	284,785	264,626	20,159

	572,096	553,962	18,134

	5,950,247	6,143,987	(193,740)

Our Strategy

Shaw’s corporate strategy places the highest priority on our valued customers and viewers. We have committed to deliver them a leading network and content experience, all centred on our brand promise “Our customers will always be ready and always be connected so they never miss a thing.”

Our strategy stands on four strategic pillars which we have identified as the foundation for the decisions we make and the actions we take.

1.	Exceptional Customer Experience – we continue to invest in our superior service, advanced user-based product and service design and monitor our performance with daily measurement

2.

Leading Technology – we invest in and leverage our network advantage to support emerging technology shifts and add value to our core services in order to ensure alignment of our technology platforms with our technology roadmap

3.	Customer Profitability – we focus on disciplined pricing strategies, high value customers and retention to drive improved customer outcomes and profit realization

4.	Operational Efficiency – we manage our operating expenses and capital investments in order to drive best-in-class benchmarks for cost structure

Focus to Deliver

With the adoption in 2014 of a program we call “Focus to Deliver” we transformed the way we organize, plan and execute our business to achieve our corporate and operational strategy. The program is designed to enhance our efficiency and growth potential by ensuring business decisions are made in accordance with disciplined customer-centric criteria. As a result, all aspects of our operations, including resource allocation, are prioritized for their impact on our valued customers and viewers.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Adopting Focus to Deliver has driven significant changes at Shaw. In 2014 we:

•

realigned our cable and satellite operations to our current Consumer and Business Network Services divisions to improve overall efficiency and enhance our ability to grow as the leading network and content experience company

•

combined our Information Technology (“IT”) and Engineering teams to form a single Technology and Network Operations team – this new powerful technology team ensures we deliver with greater efficiency and effectiveness in adapting leading technology to better future proof our network and product offering, all in service of continuing to provide our customers and viewers with leading technology

•

restructured to better align our organization to best serve our corporate strategy, with investments in procurement, supply chain, marketing, pricing, network architecture and next generation products and, as a result, we eliminated approximately 400 management and non-customer facing roles and in 2015 we:

•	announced a realignment of customer care operations to centralize the Consumer division’s knowledge, expertise, training, management and other processes around seven Canadian centres of expertise
•

reorganized our Media operations in order to accelerate our evolution from a traditional broadcaster to a multi-platform media business that includes both long and short-form video, branded content, instructional videos, behind-the-scenes content, web content and social media

People

Focus to Deliver has also driven our ongoing progress to better align compensation of our teams with both corporate performance relative to our strategic and operational objectives and individual performance. We are enabling this performance by enhancing training and development for our teams and leadership effectiveness programs for our current and future leaders. Inspiring and engaging our employees to align with our strategy is the cornerstone of our success. We are grateful to have approximately 14,000 employees who are committed to delivering an exceptional network and content experience for our customers, viewers and the communities we serve.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Global Technology Leaders

In order to efficiently secure and deliver leading technology for our customers – both for today and tomorrow – we recognize that we must join global scale initiatives. This ensures that the technology we adopt and invest in is, and continues to be, a standard for the communications industry globally. This approach serves all of our strategic pillars.

This new approach allows us to leverage our current assets where we have strength and expertise, while also ensuring our capital investments are aligned with industry leaders to support the development, maintenance and advancement of new technology where it is impractical for us to do so on a standalone basis. This ensures that there is sufficient capital, resources and commitment to continue advances in innovation, performance and reliability of our services and products. In addition, this strategic approach to our business gives us the opportunity to better manage costs by participating in purchasing opportunities on a global scale.

We are pleased to have collaborated this year with global leaders on two significant service offerings:

•	our planned rollout of the TV Everywhere X1 video platform developed by Comcast (see discussion under “Consumer”)
•	our “Smart” suite of business services that includes SmartWiFi in collaboration with Cisco’s Meraki and SmartVoice with Broadsoft (see discussion under “Business Network Services”)

Consumer

	2015			2014
(millions of Canadian dollars)	$	share of consolidated		$	share of consolidated
Revenue	3,752	67	%(1)	3,768	70	%(1)
Operating income before restructuring costs and amortization(2)	1,686	71%		1,669	74%

(1)	Before intersegment eliminations.
(2)	Refer to Key performance drivers.

Canadians trust Shaw to connect them to excellent network and content experiences. Our Consumer division was formed in 2014 by bringing together all of our operations that serve residential customers. These customers are served on two platforms.

•	Network-Connected – we provide broadband Internet, Shaw Go WiFi, video and phone to customers that are connected to our local and regional hybrid fibre-coax network
•	Satellite – we provide video by satellite to customers across Canada

Network-Connected Services

As one of the largest providers of residential communications in Canada, Consumer connects families in British Columbia, Alberta, Saskatchewan, Manitoba and Northern Ontario on our hybrid fibre–coax network with broadband Internet, Shaw Go WiFi, video and home phone services to meet their needs at home and on the go.

As our customer needs evolve, we continue to be more flexible with our service offerings. Our customer-centric strategy is designed to deliver high-quality customer service, simplicity, value and choice for our customers.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Network-Connected Service Areas

Internet

Every day, the Internet influences the way we live and connect with local and global communities. Homes have more connected devices with each device using ever greater bandwidth. Our advanced hybrid fibre-coax network offers our residential customers reliable broadband Internet service at levels matched to the data speed, usage and budget that they choose.

In addition, our customers want to be able to experience their Shaw Internet service in the home and on the go. Nearly all current portable consumer communication devices are WiFi enabled. That is why, with Shaw Go WiFi, we have extended the reach and value for our customers of our hybrid fibre-coax network beyond the home and into the communities where we work and play. WiFi is a valued addition for our customer experience that enables our customers to have access to carrier-grade WiFi on the go and as an alternative to mobile service.

To date, we have over two million devices authenticated to Shaw Go WiFi and almost 75,000 access points with coverage in many high traffic public spaces. We are committed to continuing to make Shaw Go WiFi a meaningful extension of the Shaw network for our consumers on the go. See “Shaw’s Network” for more information on Shaw Go WiFi.

We are executing on our plan to ensure that our network keeps pace with the expectations for bandwidth, speed and reliability that our customers expect today and will expect in the future. See “Shaw’s Network” for a description of our network and some of the advances that we are undertaking.

Video

Our network-connected video services continue to offer a wide selection of television channels (including over 120 high definition (“HD”) channels) and over 10,000 on-demand, pay-per-view and subscription movie and television programming titles.

Customers can now choose from a selection of primary channel packages and may add from a variety of sports, family and other theme specialty packages and a number of individual channels that we offer on a channel-by-channel basis. In March 2016 we will expand choice with a new small basic service and smaller theme packages and by December 2016 consumers will have the choice to subscribe for the new small basic service and add, on a channel-by-channel basis, any of the channels that we offer.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Our network-connected customers access our television offerings through an interactive, on-screen program guide which includes access to on-demand movies and television programming and pay-per-view content, including scheduled sporting, concerts and other special events. With an enabled video terminal, customers can record and store programs for later viewing and pause and rewind live and recorded programs.

X1 for Network-Connected Consumers

We recognize that, in order to ensure that we can deliver best in class customer experiences, we need to join with global scale initiatives and work with recognized industry leaders. In June 2015 we announced that we have partnered with Comcast to make its market-leading cloud-based X1 video platform available to our customers. The X1 platform offers a seamless viewing experience across multiple screens and devices both in and out of the home.

As a result of our collaboration with Comcast and Cisco, as integrator, we have aligned on the X1 technology roadmap and will be the first in Canada to capitalize on this cloud technology.

We are in the late stages of our successful technical trial of this cloud-based platform and we are progressing on our plan to roll out this new technology through 2016.

In October 2015 we began deployment of the whole home video terminal used by Comcast in place of our current gateway and HD PVR terminals. This terminal operates on our current video platform and is future compatible for the rollout of the X1 in-home experience for network-connected customers.

Phone

Shaw’s phone service offers a full-featured residential digital telephone service available in our network-connected homes as a complement to our broadband Internet and video services.

Satellite

Through Shaw Direct, our Consumer team connects families across Canada with video and audio programming by satellite. Shaw Direct customers have access to over 550 digital video channels (including over 220 HD channels) and over 10,000 on-demand, pay-per-view and subscription movie and television programming titles.

Similar to our network-connected video service, satellite subscribers can now choose from a selection of primary channel packages and may add from a variety of sports, family and other theme specialty packages and a number of individual channels that we offer on a channel-by-channel basis. In March 2016 we will expand choice with a new small basic service and smaller theme packages and by December 2016 consumers will have the choice to subscribe for the new small basic service and add, on a channel-by-channel basis, any of channels that we offer.

Shaw Direct is one of two satellite video services that are currently available across Canada. While Shaw Direct has many subscribers in urban centres, market penetration for satellite video is stronger in areas having no or limited (generally fewer than 80 channels) cable television coverage. The service is marketed through Shaw Direct and a nation-wide distribution network of third party retailers.

Shaw’s commitment to leading technology for Shaw Direct is evidenced on several fronts. With the 2013 launch of Anik G1, Shaw Direct added a third satellite to its platform. This third satellite increased Shaw Direct’s capacity by approximately 30%, enabling us to enhance our offerings, improve service quality and provide in-orbit back-up capacity. In addition, Shaw Direct continues to transition to advanced modulation and encoding technology, including MPEG-4, for its programming which allows us to increase channel capacity.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Shaw Direct Satellite Transponders
Satellite	Transponders	Nature of Interest
Anik G1	16 xKu-band	Leased

Anik F2	16Ku-band	Owned
	6 Ku-band	Leased
	2 Ku-band (partial)	Leased

Anik F1R	28 Ku-band	Leased
	1 C-band	Leased

Intelsat Galaxy 16	1 Ku-band (partial)	Leased

Video – over-the-top at home and on the go

In addition to television viewing, we know that our customers want to experience our video programming online and on mobile devices at home and on the go. That is why we have expanded our over-the-top offering so that our network-connected and satellite customers can stream live television and a selection of on-demand programming directly to a mobile device through a selection of entertainment, children and sports focused applications, including those within our Media division.

Seasonality

While financial results for Consumer are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. Subscriber activity may also be affected by competition and Shaw’s promotional activity. Further, satellite subscriber activity is modestly higher around the summer time when more subscribers have second homes in use. Shaw’s network-connected and satellite Consumer business does not depend on any single customer or concentration of customers.

Business Network Services

	2015			2014
(millions of Canadian dollars)	$	share of consolidated		$	share of consolidated
Revenue	520	9	%(1)	484	9	%(1)
Operating income before restructuring costs and amortization(2)	256	11%		240	11%

(1)	Before intersegment eliminations.
(2)	Refer to Key performance drivers.

Our Business Network Services division was formed in 2014 by bringing together all of our operations that serve business and public sector customers – whether connected by our network and/or our satellite services. This reorganization allowed us to better focus on the needs of our business customers and offer a more integrated and consistent customer experience.

Shaw Business

Shaw Business connects customers of all sizes to our network or by satellite with a range of communications services – from home offices and regional businesses to large scale enterprises. While we provide business grade network access to smaller clients on our local and regional hybrid fibre-coax network, our larger enterprise customers are generally connected by fibre to the premise. This is particularly true in Calgary where, with our 2013 acquisition of ENMAX Envision Inc., we significantly increased our fibre footprint and profile in the competitive Calgary marketplace.

The range of services offered by Shaw Business includes:

•	Fibre Internet – scalable, symmetrical fibre Internet solutions from 10 Mbps to more than 10Gbps
•	Data Connectivity – secure private connectivity for multiple locations

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Management’s Discussion and Analysis

August 31, 2015

•	Voice Solutions – from services that connect customer premise equipment to the phone network and single voice line solutions to robust fully managed hosted unified communications functionality
•	Broadcast Video – high-quality video streaming across North America in real time

Business customers are looking for a communications partner that takes care of their communication infrastructure – a partner that will relieve them of the chore and complexity of managing communications so that they can focus on growing their businesses. That is why we collaborated with global scale technology leaders to launch our “Smart” suite of easy to use and flexible managed business communications solutions:

•	SmartVoice is a unified communications solution that integrates instant messaging, presence, email, video conferencing and a mobile application – it is built on Broadsoft’s BroadWorks platform
•

SmartWiFi is a fully-managed internet solution designed to offer seamless secure wireless connectivity for employees and guests in the office and on the go with Shaw Go WiFi – it is deployed over Cisco’s Meraki platform

In order to continue to meet our customer needs in the future, we are executing our plan to ensure that our network keeps pace with the expectations for bandwidth, speed and reliability that our customers expect today and will expect in the future. See “Shaw’s Network” for a description of our network and the advances that we are undertaking.

Shaw Business is also leading the rollout to customers in western Canada of hybrid IT services available from our recently opened Calgary1 data centre. These services complement the current Shaw Business offering and leverage ViaWest’s 16 years of experience as a hybrid IT solutions provider. See discussion under “Business Infrastructure Services.”

Wholesale Network Services

Using our national and regional fibre network, we provide services to internet service providers (“ISPs”), other communications companies, broadcasters, governments and other businesses and organizations that require end-to-end Internet and data connectivity in Canada and the United States. We also engage in public and private peering arrangements with high speed connections to major North American, European and Asian networks and other tier-one backbone carriers.

Broadcast Services

Shaw Broadcast Services uses our substantial fibre backbone network to manage one of North America’s largest full-service commercial signal distribution networks, delivering more television and radio signals by satellite to cable operators and other multi-channel system operators in Canada and the U.S. than any other single-source satellite supplier. This business is referred to as a “satellite relay distribution undertaking” or “SRDU”. Shaw

Broadcast Services currently provides SRDU and advanced signal transport services to approximately 350 distribution undertakings and redistributes approximately 500 television signals and over 100 audio signals in both English and French to multi-channel system operators.

Tracking

Shaw Tracking provides asset tracking and communication services primarily in Canada to approximately 600 customers in the transportation industry that have an aggregate of approximately 45,000 vehicles. By satellite, cellular, WiFi and Bluetooth, Shaw Tracking provides immediate real-time visibility to a customer’s fleet and freight. Specifically, Shaw Tracking’s services integrate with a carrier’s fleet management system and capture location, performance, productivity and other measures pertaining to a customer’s assets.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Business Infrastructure Services

	2015(1)
(millions of Canadian dollars)	$	share of consolidated
Revenue	246	4	%(2)
Operating income before restructuring costs and amortization(3)	95	4%

(1)	Fiscal 2014 numbers are not applicable prior to acquisition in September 2014.
(2)	Before intersegment eliminations.
(3)	Refer to Key performance drivers.

Our Business Infrastructure Services business unit was formed with the acquisition of Denver, Colorado based ViaWest in September 2014 for US$1.2 billion. We acquired ViaWest as a growth platform in the attractive North American data centre sector and to support the expansion of our business offerings in western Canada.

ViaWest is a leading hybrid IT solutions provider, including colocation, managed services, cloud computing, and security and compliance services. It enables businesses to leverage both their existing IT infrastructure and emerging cloud resources to deliver the right balance of cost, scalability and security.

ViaWest has grown from five data centres in two markets in 2004 to 28 data centres (with over 680,000 square feet of usable raised floor space) in eight key western U.S. markets, including Denver, Dallas, Austin, Salt Lake City, Las Vegas, Minneapolis, Phoenix and our recently opened facility in Portland.

ViaWest has the capacity to support further U.S. growth with 75% utilization in its current facilities and substantial expansion capacity at its Denver, Las Vegas, Minneapolis and Portland properties.

Business Infrastructure Services continues to execute on its plans for continued growth. In the fall of 2015 we expanded operations into Canada with the opening of the new Calgary data centre under our Canadian brand “Shaw Data Centre & Cloud Solutions, Powered by ViaWest”,

where customers will benefit from ViaWest’s leading expertise and 16-year track record. ViaWest will also extend its reach into the eastern U.S. with the acquisition of INetU and its facility in Pennsylvania that was announced in November 2015.

Business Infrastructure Services - Cities where Facilities are Located

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

We also offer expanded security offerings through our recent acquisition of AppliedTrust to offer leading security, compliance, development operations (“DevOps”) and infrastructure consulting services that address pressing security and compliance needs of our customers.

Over 1,600 businesses trust their infrastructure and mission critical data to our Business Infrastructure Services team because of the dedicated personnel who provide local, personalized, flexible and tailored solutions to meet the unique business needs of our customers. With our team-based account management approach and 100% uptime commitment, we offer tailored solutions designed for maximum reliability and flexibility.

Media

	2015			2014
(millions of Canadian dollars)	$	share of consolidated		$	share of consolidated
Revenue	1,080	19	%(1)	1,096	20	%(1)
Operating income before restructuring costs and amortization(2)	342	14%		353	16%

(1)	Before intersegment eliminations.
(2)	Refer to Key performance drivers.

Our Media team provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, 19 specialty networks and digital properties.

Shaw acquired its Media operations from Canwest Global Communications Corp. through a series of transactions that concluded in October 2010.

Media derives revenues from two principal sources: advertising revenue and revenue from consumers subscribing to our specialty channels. For both, it is critical that we offer Canadians entertaining content that engages them. Our content is available to Canadians through a variety of dynamic channels, whether conventional or specialty television, online websites or over-the-top platforms. Catering to consumer demand for quality and choice, we strive to offer the best content available to Canadians when and where they choose to consume it.

Conventional Television

Global Television, reaches virtually all English-speaking Canadians through 12 over-the-air conventional television stations. Global Television offers a programming mix of entertainment and news programs aimed primarily at viewers aged 18 to 49. Global Television’s line-up includes hit programs such as Bones, The

Blacklist, the NCIS franchise, Hawaii Five-O, SuperGirl, Limitless, Rookie Blue, Elementary, The Late Show with Stephen Colbert and three reality series, Survivor, Big Brother and Big Brother Canada.

News

The Global News team produces the news and current affairs content for Global Television. Global News has successful local news programs in every major market, including the only major daily supper hour national news show originating from Vancouver, and is the dominant local news organization in western Canada. Global National, the network’s early-evening newscast garners almost a million viewers every weekday.

GlobalNews.ca is Global’s online platform that enables Canadians to access Global News coverage wherever and whenever they want, through the web, mobile devices, email alerts, RSS feeds and social media. It features user friendly technology, which automatically scales content to fit any screen size or resolution to create a seamless experience on all browsers and platforms, including tablets and smart phones. New native content advertising opportunities have been incorporated into the site giving advertisers exciting new ways to engage with the Global News audience.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Specialty Channels Shaw Media operates 19 of Canada’s most popular specialty channels, including HGTV Canada, Food Network Canada, Showcase, HISTORY, Slice and National Geographic.

All of our specialty channels are wholly-owned by Shaw with the exception of channels for which we have partnered with global leaders: Food Network Canada, HGTV Canada, DIY Canada (each of the foregoing with Scripps Networks), National Geographic

Canada, National Geographic Canada Wild and BBC Canada. Our equity interests in these channels ranges between 50% and 71%, with voting control of 80% or more.

Over-the-top

To meet the changing needs of our conventional and specialty viewing audiences, Media rolled out Global Go and HISTORY Go apps in 2014. These apps allow viewers to watch live TV, full episodes of select shows, clips and video exclusives on popular mobile devices, including WiFi enabled devices.

In November 2014, in partnership with Rogers Communications we launched shomi on a test basis to Shaw and Rogers customers. In August 2015, the service was made available to all Canadians. With a current library of approximately 1,200 films and 15,000 individual episodes in categories curated by experts, shomi offers its subscribers some of the best entertainment available – whenever and wherever they want. shomi may be accessed over-the-top through the service’s website and the shomi app and on television through the on-demand libraries of participating television providers.

Advertising

Our Media team is exploring a number of next generation advertising solutions that combine the intelligence of data with the power of television to maintain and grow our advertising business.

We are part of an industry working group that is looking at the development of a common video terminal based measurement system. We are also exploring new ways for advertisers to focus on optimal advertising placement on our programming by identifying generic audience profiles and aggregate lifestyle demographics that can be used to identify relevant “audiences”. This allows advertisers to make decisions based on identified demographics to purchase “audiences” rather than shows and time slots. All data collection, analysis and use is designed for compliance with applicable privacy protection laws.

The Media team is also continuing to create opportunities for branded content and product integrations within our shows and brands. As one of the leading lifestyle content providers in Canada, we have a strong slate of context-relevant, original productions into which advertisers can integrate their products. This type of integration yields positive results for the advertisers, generating a positive impact on brand perception, likelihood to purchase and consumer trust in the product.

Through these next generation advertising solutions Shaw is working to ensure that our advertising opportunities evolve with the expectations of our advertising clients to position our Media team as the most innovative media partner for advertisers in our space.

We are also building revenues from our increasingly popular digital platforms along with further syndication opportunities around our strong content.

Through these initiatives and advances in the way we create content, produce and deliver news and develop business, we have moved Media beyond the traditional broadcast model to become a driven media company.

Seasonality

The Media financial results are subject to fluctuations throughout the year due to, among other things, seasonal advertising and viewing patterns. In general, advertising revenues are higher during the fall, the first quarter, and lower during the summer months, the fourth quarter, whereas expenses are incurred more evenly throughout the year. The specialty services depend on a small number of broadcast distribution undertakings (“BDUs”) for distribution of their services.

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August 31, 2015

Shaw’s Network

At Shaw we are proud of our advanced hybrid fibre-coax network that is comprised of:

•	North American fibre backbone
•	regional fibre optic and co-axial distribution networks
•	local Shaw Go Wifi connectivity

Backbone

The backbone of Shaw’s network includes multiple fibre capacity on two diverse cross-North America routes. The southern route principally consists of approximately 6,400 route kilometres of fibre located on routes between Seattle and New York City (via Vancouver, Calgary, Winnipeg, Toronto Buffalo, and Chicago). The northern route consists of approximately 4,000 route kilometres of fibre between Edmonton and Toronto (via Saskatoon, Winnipeg and Thunder Bay). These routes, along with a number of secured capacity routes, provide redundancy for the network. Shaw also uses a marine route consisting of approximately 330 route kilometres from Seattle to Vancouver (via Victoria), and has secured additional capacity on routes between a number of cities, including Vancouver and Calgary, Vancouver and San Jose, Toronto and New York City, Seattle and Vancouver and Edmonton and Toronto.

Regional Distribution Network

We connect our backbone network to residential and business customers through our extensive regional fibre optic and co-axial cable distribution networks.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

In 2013 we substantially completed a major upgrade of our co-axial access network to remove analog tier television services. This upgrade liberated bandwidth to significantly increase the capacity of our hybrid fibre-coax network and enabled the expansion of our broadband Internet and other offerings. Digital video terminals were deployed into customer homes that allowed them to receive digital television services in place of former analog services. We referred to this reclamation initiative as the Digital Network Upgrade (“DNU”).

In 2014 and 2015, we removed the remaining analog basic services in the Vancouver area, our largest market, in an initiative referred to as “DNU II”. As a result, customers in this region only receive digital video services. A similar process to remove remaining analog basic services in our other major markets will begin in 2016.

Shaw continues to optimize the capacity and efficiency of our network and reduce congestion by deploying fibre optic cable deeper into our access networks and closer to our customers. We are also increasing the number of optical serving areas or “nodes” in the network. This is a continual process that we apply year-over-year to increase fibre optic usage in our network and reduce the distance signals travel over coaxial cable to each consumer.

In addition to the initiatives above, our network roadmap in 2016 includes the roll out of the latest version of the Data over Cable Service Interface Specification or “DOCSIS 3.1” which will provide significant added capacity in our hybrid fibre-coax network and lay the groundwork for further speed increases for our broadband customers. DOCSIS 3.1 represents the latest development in a set of technologies that increase the capability of a hybrid fibrecoax network to transmit data both to and from customer premises.

With the various DNU initiatives, the deployment of fibre closer to our customers, by continuing to increase the number of nodes in our hybrid fibre-coax network and by implementing DOCSIS 3.1 technologies we will continue to significantly improve the performance and capacity of our network for years to come.

Shaw Go WiFi

In 2011 we began deploying WiFi access points to create Canada’s most extensive managed carrier-grade WiFi network, Shaw Go WiFi, as a wireless extension of our access network into the community. Shaw Go WiFi extends a customer’s broadband experience beyond the home as a valuable extension of our customer network experience as an alternative to relying on mobile service.

We continue to expand our Shaw Go WiFi build-out. To date, we have over 73,000 Shaw Go WiFi access points installed and operating throughout the network and over two million unique active devices using Shaw Go WiFi. In addition, we have entered into agreements with 90 municipalities to extend Shaw Go WiFi service into public areas within those cities.

Community Investment

Shaw has a proud and lengthy track record of supporting causes and charities that focus on the health and strength of Canadian communities. For decades, we have been recognized as a philanthropic leader in our communities, providing support to hundreds of small and large organizations.

In fiscal 2015, Shaw contributed approximately $60 million in cash and in-kind support to charitable and community organizations working to make our neighbourhoods and cities better. We also took steps in 2015 to focus our governance, discipline and awareness of our community contributions, reflecting the increased value our stakeholders place on community investment activities when making decisions about doing business with organizations.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Notably, we implemented a strategy in 2015 to focus the majority of our community investment activities on organizations that support the needs of children, youth and millennials. Specifically, investments and causes that positively affect this demographic’s health and wellbeing, education and their access to technology and the Internet. This approach has resonated well with customers, employees, and government and community stakeholders, generating positive feedback from local and federal government officials, a significant increase in applications for charitable funding, and significantly higher media coverage of our initiatives. At the end of 2015, 80% of Shaw’s community investments supported organizations focused on needs of children and youth.

In 2015, Shaw also brought greater public and stakeholder awareness of our community investment activities under the umbrella of the Shaw Kids Investment Program, known as “SKIP”. SKIP is a public platform used to describe our partnerships that benefit kids and youth-focused charities, and is an important vehicle by which we drive brand reputation.

Shaw’s partnerships with local and national charities are also used to complement local and regional marketing and sponsorship activities. Combining community investments with traditional business activities speaks to our overall brand values of being a caring and customer centric organization. The most prominent example of this combination is Shaw’s partnership with local Calgary business leaders and the PGA TOUR in staging the Shaw Charity Classic, a premier tournament on the Champions Tour that benefits 89 Alberta charities and has generated more than $8 million in charitable contributions in its three-year history. The event has become a fixture on the Calgary tourism calendar, and has been recognized as one of the top tournaments on the Champions Tour. Importantly, the event also strengthens Shaw’s business and community relationships.

Additional Information Concerning the Business

Environmental Matters

Shaw’s operations are subject to environmental regulations, including those related to electronic waste, printed paper and packaging. A number of provinces have enacted regulations providing for the diversion of certain types of electronic and other waste through product stewardship programs (“PSP”). Under a PSP, companies who supply designated products in or into a province are required to participate in or develop an approved program for the collection and recycling of designated materials and, in some cases, pay a per-item fee. Such regulations have not had, and are not expected to have, a material effect on the Company’s earnings or competitive position.

Foreign Operations

In September 2014, the Company acquired ViaWest, a U.S.-based provider of hybrid IT solutions with 28 data centres in the U.S. ViaWest comprises substantially all of the assets and operations of the Business Infrastructure Services division.

Shaw Business U.S. Inc., a wholly-owned subsidiary of the Company, has entered into an indefeasible right of use (“IRU”) with respect to a portion of a United States fibre network and owns certain other fibre and facilities in the United States. Shaw Business U.S. Inc. commenced revenue-generating operations in the United States in 2002. Its revenues for the year ended August 31, 2015 were not material.

Government Regulations and Regulatory Developments

Substantially all of the Company’s Canadian business activities are subject to regulations and policies established under various legislation (Broadcasting Act (Canada) (“Broadcasting Act”), Telecommunications Act (Canada) (“Telecommunications Act”), Radiocommunication Act (Canada) (“Radiocommunication Act”) and Copyright Act (Canada) (“Copyright Act”)). Broadcasting and telecommunications are generally administered by the Canadian Radio-television and Telecommunications Commission (“CRTC”) under the supervision of the Department of Canadian Heritage (“Canadian Heritage”) and the Department of Industry (“Industry Canada”).

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Pursuant to the Broadcasting Act, the CRTC is mandated to supervise and regulate all aspects of the broadcasting system in a flexible manner. The Broadcasting Act requires BDUs to give priority to the carriage of Canadian services and to provide efficient delivery of programming services. The Broadcasting Act also sets out requirements for television broadcasters with respect to Canadian content. Shaw’s businesses are dependent upon licenses (or operate pursuant to an exemption order) granted and issued by the CRTC and Industry Canada.

Under the Telecommunications Act, the CRTC is responsible for ensuring that Canadians in all regions of Canada have access to reliable and affordable telecommunication services of high-quality. The CRTC has the authority to forbear from regulating certain services or classes of services provided by a carrier if the CRTC finds that there is sufficient competition for that service to protect the interests of users. All of Shaw’s telecommunication retail services have been forborne from regulation and are not subject to price regulation. However, regulations do impact certain terms and conditions under which these services are provided.

The technical operating aspects of the Company’s businesses are also regulated by technical requirements and performance standards established by Industry Canada, primarily under the Telecommunications Act and the Radiocommunication Act.

Pursuant to the Copyright Act, the Copyright Board of Canada oversees the collective administration of copyright royalties in Canada, including the review and approval of copyright tariff royalties payable to copyright collectives by BDUs, television broadcasters and online content services.

The sections below include a more detailed discussion of various regulatory matters and recent developments specific to Shaw’s businesses.

Licensing and ownership

For each of its cable, direct to home satellite (“DTH”) and SRDU undertakings, the Company holds a separate broadcasting license or is exempt from licensing. In November 2010, the majority of cable undertakings owned and operated by the Company were renewed by the CRTC for a five-year period ending August 31, 2015. On February 16, 2015, the CRTC issued an administrative renewal of the licenses for Shaw’s undertakings serving British Columbia, Alberta, Saskatchewan, Manitoba and Ontario for a period of one year, to August 31, 2016. The licenses of the Company’s DTH and SRDU undertakings were renewed in 2013 by the CRTC for a seven year period ending August 31, 2019. Shaw has never failed to obtain a license renewal for its cable, DTH or SRDU undertakings.

The Company also holds a separate license for each of its conventional over the air (“OTA”) television stations and each specialty service. These CRTC broadcasting licenses must be renewed from time to time and cannot be transferred without regulatory approval. The majority of the Company’s licenses for its OTA television stations and specialty services are current to August 31, 2016 and are expected to be administratively renewed to August 31, 2017. Under these licenses, the Company is subject to an expenditure-based regulatory regime, whereby the Company must expend a certain percentage of its prior year revenues from its conventional OTA and specialty services on Canadian content, and also on specific categories of Canadian programs defined as “programs of national interest”. These obligations are imposed on an individual license basis, but with certain restrictions, may be shared among various conventional OTA and specialty licenses.

The potential for new or increased fees through regulation

In July 2012, the CRTC determined to phase out completely, as of September 2014, the Local Programming Improvement Fund to support local television stations operating in non-metropolitan markets with contributions from licensed BDUs.

CRTC Regulations require licensed cable BDUs to obtain the consent of an OTA broadcaster to deliver its signal in a distant market. The Regulations provide that DTH undertakings may distribute a local over-the-air television signal without consent within the province of origin, but must obtain permission to deliver the over-the-air television signal beyond the province of origin unless the DTH distribution undertaking is required to carry the signal on its basic service. Broadcasters may assert a right to limit distribution of distant signals or to seek remuneration for the distribution of their signals in distant markets on the basis of these Regulations.

The Copyright Board is considering a proposed tariff for the retransmission of programming in distant television stations for the years 2014 through 2018. The tariff proposed by the retransmission rights collectives would, if approved, represent a significant increase in the per subscriber rates payable for the retransmission of programming in distant signals. The Company has objected to the tariff on behalf of its cable and DTH satellite divisions and is participating in the current hearing.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Let’s Talk TV regulatory framework

In October 2013, the CRTC initiated a “conversation with Canadians about the future of television”, commonly referred to as “Let’s Talk TV”, which led to a major review of the regulatory and policy framework for the Canadian television broadcasting system and a series of policy decisions in 2015. The new policy framework will require licensed BDUs to offer a $25 entry-level service offering (basic service) by March 2016. BDUs will be allowed to offer a larger “first-tier offering”. By March 2016, all discretionary services (not offered on the basic service) must be offered either on a standalone basis or in packages of up to ten programming services. On or after December 1, 2016, these services must be offered both on a standalone basis and in packages of up to ten programming services. These changes will significantly impact BDUs’ customer management systems and may create market uncertainty for both BDUs and programming services. Additional uncertainty may result from the elimination of genre protection and changes to access rules. The CRTC has made new regulations, which will come into force on December 1, 2015, governing simultaneous substitution. These new regulations may result in rebates (BDU errors) or loss of privileges (broadcaster errors). The CRTC has also introduced new codes governing the relationship between BDUs and their customers, the “Television Service Provider Code of Conduct”, and the relationship between distributors and programmers, the “Wholesale Code”. The CRTC has, as well, prohibited 30-day cancellation policies for voice, Internet and broadcasting distribution services. A proceeding on local and community television may result in changes to the policies and funding regimes governing community channels and local television stations.

Access rights

For its network Shaw requires access to support structures, such as poles, strand and conduits of telecommunication carriers and electric utilities, in order to deploy cable facilities. Under the Telecommunications Act the CRTC has jurisdiction over support structures of telecommunication carriers, including rates for third party use. The CRTC’s jurisdiction does not extend to electrical utility support structures, which are regulated by provincial utility authorities. For its network Shaw also requires access to construct facilities in roadways and other public places. Under the Telecommunications Act, Shaw may do so with the consent of the municipality.

New media and Internet

The CRTC has issued a digital media exemption order requiring that Internet-based and mobile point-to-point broadcasting services not offer television programming on an exclusive or preferential basis in a manner that depends on subscription to a specific mobile or retail Internet service and not confer an undue preference or disadvantage.

The CRTC has decided to not impose a levy on the revenue of exempt digital media undertakings to support Canadian new media content and instead issued an exemption order for VOD services offered both by licensed BDUs and direct to consumer over the Internet, such as shomi. These services benefit from virtually the same flexibility as services operating under the digital media exemption order (including the ability to offer exclusive programming) and are subject to similar restrictions on offering a service on an exclusive or preferential basis or conferring an undue preference or disadvantage.

Third Party Internet Access

Shaw is mandated by the CRTC to allow independent ISPs to provide Internet services at premises served by Shaw’s network (“Third Party Internet Access” or “TPIA”). In 2014-2015, the CRTC completed a review of the wholesale wireline telecommunications policy framework, including TPIA, and extended mandated wholesale access services to include fibre-to-the-premise facilities, which will coincide with a shift to a new disaggregated wholesale Internet access service to be phased in over the next three years. The new disaggregated model will increase the number of interconnection points within the networks of wholesale providers, such as Shaw. Depending on how the model is implemented, Shaw may need to adjust its network design and configuration.

Within the coming year, the CRTC also plans to review the competitor quality of service indicators and the rate rebate plan for competitors to ensure alignment with the new wholesale services framework. As part of this review, the CRTC may extend quality of service obligations to providers of wholesale Internet services.

CRTC basic services proceeding

In April 2015, the CRTC initiated a comprehensive review of basic telecommunications services to determine what services (e.g. telephone and broadband) are required by all Canadians to fully participate in the digital economy, whether there should be changes to the subsidy regime and national contribution mechanism to fund expansion or adoption of broadband services in

2015 Annual Report Shaw Communications Inc.	19

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Canada, and what the respective roles of the private sector, the CRTC and government should be in providing telecommunications services. Currently, the national contribution fund overseen by the CRTC provides subsidies for local phone services in high cost serving areas and video relay service. Canadian telecommunications service providers, including Shaw, are required to contribute to the fund.

Other legislation

Canada’s anti-spam legislation (together with the related regulations “CASL”) sets out a comprehensive regulatory regime regarding online commerce, including requirements to obtain consent prior to sending commercial electronic messages and installing computer programs. CASL is administered primarily by the CRTC, and non-compliance may result in fines of up to $10 million. To ensure compliance with CASL, Shaw reviewed and updated its current practices with respect to marketing and other communications with customers and its practices regarding computer program installations.

On March 10, 2015, Bill C-13, An Act to amend the Criminal Code, the Canada Evidence Act, the Competition Act and the Mutual Legal Assistance in Criminal Matters Act (“Bill C-13”) came into force. Bill C-13 expands the lawful access powers of the Government and introduces new requirements for telecommunications providers to preserve and produce subscriber information. Almost all of the newly proposed measures under Bill C-13 are subject to judicial oversight and do not require the provision of information without a warrant or discharge of a burden of proof.

On June 18, 2015, Bill S-4, An Act to amend the Personal Information Protection and Electronic Documents Act and to make a consequential amendment to another Act” (“Bill S-4”) received Royal Assent. Bill S-4 will introduce a mandatory record-keeping and notification system applicable with respect to breaches of privacy respecting the personal information held by Shaw, and penalties for failure to comply with these new requirements. In addition, Bill S-4 modifies the standard for obtaining consent for the collection, use and retention of personal information, creating a higher burden for organizations.

Digital transition and repurposing of spectrum

In July 2009, the CRTC identified the major markets where it expected conventional television broadcasters to convert their full-power OTA analog transmitters to digital transmitters by August 31, 2011. The conversion from analog to digital freed up spectrum for government auction to mobile providers. The Company completed the digital transition in all mandatory markets as of August 31, 2011. Since then, the Company has been converting transmitters in non-mandatory markets with a view to completion in 2016, a condition of the CRTC’s approval of the Canwest Global acquisition. On December 18, 2014, Industry Canada launched a consultation to consider repurposing some of the 600 MHz spectrum band currently used by our Media division and other broadcasters for OTA transmission. At the same time, Industry Canada introduced a moratorium on applications to modify existing television broadcasting certificates and on any new licensing in the spectrum band pending the consultations and related processes. Shaw has, accordingly, requested from the CRTC an extension of the time line to complete the full slate of analog to digital conversions.

On August 14, 2015, Industry Canada confirmed its intent to proceed with repurposing some of the 600 MHz spectrum band for commercial mobile use and to jointly establish a new allotment plan in collaboration with the United States. Accommodating this change will require our Media division to install new equipment or reconfigure existing equipment at affected sites and may have an impact on signal quality and coverage. Industry Canada has not yet decided whether broadcasters will be reimbursed for their costs of facilitating this transition, stating that this decision is the first step in a multi-year repurposing process and that consideration of compensation to broadcasters was not a part of this phase.

Limits on non-Canadian ownership and control for broadcasting undertakings

Non-Canadians are permitted to own and control, directly or indirectly, up to 33.3% of the voting shares and 33.3% of the votes of a holding company that has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of a licensee may be owned and controlled, directly or indirectly, by non-Canadians. As well, the chief executive officer (CEO) and not less than 80% of the board of directors of the licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee level. Neither the holding company nor the licensee may be controlled in fact by non-Canadians, the determination of which is a question of fact within the jurisdiction of the CRTC.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

The same restrictions apply to certain Canadian carriers pursuant to the Telecommunications Act, the Radiocommunication Act and associated regulations, except that there is no requirement that the CEO be a resident Canadian. In June 2012, the Telecommunications Act was amended to remove Canadian ownership requirements for wireline and wireless telecommunications carriers with annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues. This may lead to greater levels of competition in the Canadian telecommunications market.

The Company’s Articles contain measures to ensure the Company continues to comply with applicable Canadian ownership requirements and its ability to obtain, amend or renew a license to carry on any business. Shaw must file a compliance report annually with the CRTC confirming that it is eligible to operate in Canada as a telecommunications common carrier.

KEY PERFORMANCE DRIVERS

Shaw measures the success of its strategies using a number of key performance drivers which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Financial Measures

Revenue

Revenue is a measurement determined in accordance with International Financial Reporting Standards (“IFRS”). It represents the inflow of cash, receivables or other consideration arising from the sale of products and services. Revenue is net of items such as trade or volume discounts, agency commissions and certain excise and sales taxes. It is the base on which free cash flow, a key performance driver, is determined; therefore, it measures the potential to deliver free cash flow as well as indicating growth in a competitive market place.

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure requirements may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings and sub-totals in financial statements. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-IFRS measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance or liquidity prescribed by IFRS. The following contains a description of the Company’s use of non-IFRS financial measures and additional GAAP measures and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before one-time items like restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

2015 Annual Report Shaw Communications Inc.	21

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Relative increases period-over-period in operating income before restructuring costs and amortization and in operating margin are indicative of the Company’s success in delivering valued products and services, and engaging programming content to its customers in a cost-effective manner.

	Year ended August 31,
(millions of Canadian dollars)	2015	2014
Operating income	1,432	1,439
Add back (deduct):
Restructuring costs	52	58
Amortization:
Deferred equipment revenue	(78)	(69)
Deferred equipment costs	164	142
Property, plant and equipment, intangibles and other	809	692

Operating income before restructuring costs and amortization	2,379	2,262

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

Free cash flow

Free cash flow is calculated as operating income before restructuring costs and amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions and adjusted to exclude amounts funded through the accelerated capital fund) and equipment costs (net), adjusted to exclude share-based compensation expense, less cash amounts associated with funding the new and assumed CRTC benefit obligations related to the acquisition of Shaw Media as well as excluding non-controlling interest amounts that are consolidated in the operating income before restructuring costs and amortization, capital expenditure and cash tax amounts. Free cash flow also includes changes in receivable related balances with respect to customer equipment financing transactions as a cash item, and is adjusted for recurring cash funding of pension amounts net of pension expense. Dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares are also deducted.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow including operating income before restructuring costs and amortization, CRTC benefit obligation funding, and non-controlling interest amounts continue to be reported on a segmented basis. Capital expenditures (on an accrual basis net of proceeds on capital dispositions) and equipment costs (net) are reported on a combined basis for Consumer and Business Network Services due to the common infrastructure while Business Infrastructure Services and Media are separately reported. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

The Company uses free cash flow as a measure of the Company’s ability to repay debt and return cash to shareholders. Consolidated free cash flow is calculated as follows:

	Year ended August 31,
(millions of Canadian dollars)	2015	2014(3)
Revenue
Consumer	3,752	3,768
Business Network Services	520	484
Business Infrastructure Services	246	–
Media	1,080	1,096

	5,598	5,348
Intersegment eliminations	(110)	(107)

	5,488	5,241

Operating income before restructuring costs and amortization(1)
Consumer	1,686	1,669
Business Network Services	256	240
Business Infrastructure Services	95	–
Media	342	353

	2,379	2,262

Capital expenditures and equipment costs (net):(2)
Consumer and Business Network Services	954	1,077
Business Infrastructure Services	152	–
Media	16	18

	1,122	1,095
Accelerated Capital Fund Investment(1)	(150)	(240)

Total	972	855

Free cash flow before the following	1,407	1,407
Less
Interest	(281)	(264)
Cash taxes	(375)	(359)
Other adjustments:
Non-cash share-based compensation	4	3
CRTC benefit obligation funding	(31)	(58)
Non-controlling interests	(26)	(31)
Pension adjustment	(45)	(5)
Customer equipment financing	13	18
Preferred share dividends	(13)	(13)

Free cash flow	653	698

Operating margin(1)
Consumer	44.9%	44.3%
Business Network Services	49.2%	49.6%
Business Infrastructure Services	38.6%	n/a
Media	31.7%	32.2%

(1)	Refer to Key performance drivers.
(2)	Per Note 24 to the audited Consolidated Financial Statements.
(3)

Restated to reflect the change in segment reporting whereby residential and enterprise services that were included in the Cable and Satellite segments are now realigned into new Consumer and Business Network Services segments.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Accelerated capital fund

During 2013, the Company established a notional fund, the accelerated capital fund, of up to $500 million with proceeds received, and to be received, from several strategic transactions. The accelerated capital initiatives were funded through this fund and not cash generated from operations. Key investments included the Calgary data centres, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the Shaw Go WiFi network, and additional innovative product offerings related to Shaw Go and other applications to provide an enhanced customer experience. Approximately $110 million was invested in fiscal 2013, $240 million was invested in fiscal 2014 and $150 million invested in fiscal 2015.

Statistical Measures

Subscriber counts (or Revenue Generating Units (“RGUs”)), including penetration and bundled customers

The Company measures the count of its customers in its Consumer and Business Network Services divisions. Cable video subscribers include residential customers, multiple dwelling units (“MDUs”) and commercial customers. A residential subscriber who receives at a minimum, basic cable service, is counted as one subscriber. In the case of MDUs, such as apartment buildings, each tenant with a minimum of basic cable service is counted as one subscriber, regardless of whether invoiced individually or having services included in his or her rent. Each building site of a commercial customer (e.g., hospitals, hotels or retail franchises) that is receiving at a minimum, basic cable service, is counted as one subscriber. Satellite video subscribers are counted in the same manner as cable video customers except that they also include seasonal customers who have indicated their intention to reconnect within 180 days of disconnection. Internet customers include all modems on billing and Phone lines includes all phone lines on billing. All subscriber counts exclude complimentary accounts but include promotional accounts.

RGUs represent the number of products sold to customers and includes Video (cable and satellite subscribers), Internet customers, and Phone lines. As at August 31, 2015 the Company had approximately 5.9 million RGUs.

Subscriber counts, or RGUs, and penetration statistics measure market share and also indicate the success of bundling and pricing strategies.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepared its Consolidated Financial Statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). An understanding of the Company’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Refer to Note 2 to the Consolidated Financial Statements for additional information on accounting policies. The following section discusses key estimates and assumptions that management has made under IFRS and how they affect the amounts reported in the Consolidated Financial Statements and notes. Following is a discussion of the Company’s critical accounting policies:

Revenue and expense recognition

Revenue is considered earned as services are performed, provided that at the time of performance, ultimate collection is reasonably assured. Such performance is regarded as having been achieved when reasonable assurance exists regarding the measurement of the consideration that will be derived from rendering the service. Revenue from cable, Internet, Digital Phone and DTH customers includes subscriber service revenue when earned. The revenue is considered earned as the period of service relating to the customer billing elapses.

The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection fee revenue and/or customer premise equipment revenue) and related subscription revenue. The Company determined that the upfront fees charged to customers do not constitute separate units of accounting; therefore, these revenue streams are assessed as an integrated package.

24	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

The Media division’s subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are aired or displayed on the Company’s digital properties and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values.

Subscriber connection fee revenue

Connection fees have no standalone value to the customer separate and independent of the Company providing additional subscription services, therefore the connection fee revenue must be deferred and recognized systematically over the periods that the subscription services are earned. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered its customer churn rate and other factors, such as competition from new entrants, to determine the deferral period of three years.

Subscriber connection and installation costs

The costs of physically connecting a new home are capitalized as part of the Company’s distribution system as the service potential of the distribution system is enhanced by the ability to generate future subscriber revenue. Costs of disconnections are expensed as incurred as the activity does not generate future revenue.

Customer premise equipment revenue and costs

Customer premise equipment available for sale, which generally includes DCT and DTH equipment, has no standalone value to the customer separate and independent of the Company providing additional subscription services. Therefore the equipment revenue is deferred and recognized systematically over the periods that the subscription services are earned. As the equipment sales and the related subscription revenue are considered one transaction, recognition of the equipment revenue commences once the subscriber service is activated. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered various factors including customer churn, competition from new entrants, and technology changes to determine the deferral period of three years.

In conjunction with equipment revenue, the Company also incurs incremental direct costs which include equipment and related installation costs. These direct costs cannot be separated from the undelivered subscription service included in the multiple deliverable arrangement. Under IAS 2 “Inventories”, these costs represent inventoriable costs and are deferred and amortized over the period of three years, consistent with the recognition of the related equipment revenue. The equipment and installation costs generally exceed the amounts received from customers on the sale of equipment (the equipment is sold to the customer at a subsidized price). The Company defers the entire cost of the equipment, including the subsidy portion, as it has determined that this excess cost will be recovered from future subscription revenues and that the investment by the customer in the equipment creates value through increased retention.

Shaw Tracking equipment revenue and costs

Shaw Tracking equipment revenue is recognized over the period of the related service contract for airtime, which is generally five years.

In conjunction with Shaw Tracking equipment revenue, the Company incurs incremental direct costs including equipment costs. These direct costs cannot be separated from the undelivered tracking service included in the multiple deliverable arrangement. Under IAS 2 “Inventories”, these costs represent inventoriable costs and are deferred and amortized over the period of five years, consistent with the recognition of the related tracking equipment revenue.

Shaw Business installation revenue and expenses

The Company also receives installation revenues in its Shaw Business operation on contracts with commercial customers which are deferred and recognized as revenue on a straight-line basis over the related service contract, generally spanning two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

2015 Annual Report Shaw Communications Inc.	25

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Income statement classification

The Company distinguishes amortization of deferred equipment revenue and deferred equipment costs from the revenue and expenses recognized from ongoing service activities on its income statement. Equipment revenue and costs are deferred and recognized over the anticipated term of the related future revenue (i.e., the monthly service revenue) with the period of recognition spanning three to five years. As a result, the amortization of deferred equipment revenue and deferred equipment costs are non-cash items on the income statement, similar to the Company’s amortization of deferred IRU revenue, which the Company also segregates from ongoing revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases customer premise equipment at the commencement of the customer relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, the segregated presentation provides a clearer distinction within the income statement between cash and non-cash activities and between up-front and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.

Allowance for doubtful accounts

The majority of the Company’s revenues are earned from selling on credit to individual subscribers. Because there are some customers who do not pay their debts, selling on credit necessarily involves credit losses. The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. In determining its estimate, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. The estimated allowance required is a matter of judgement and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, personal and economic conditions. Conditions causing deterioration or improvement in the aging of accounts receivable and collections will increase or decrease bad debt expense.

Property, plant and equipment and other intangibles – capitalization of direct labour and overhead

The cost of property, plant and equipment and other intangibles includes direct construction or development costs (such as materials and labour) and overhead costs directly attributable to the construction or development activity. The Company capitalizes direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers. These costs are capitalized as they are directly attributable to the acquisition, construction, development or betterment of the networks or other intangibles. Repairs and maintenance expenditures are charged to operating expenses as incurred.

Direct labour and overhead costs are capitalized in three principal areas:

1.

Corporate departments such as Technology and Network Operations (“TNO”): TNO is involved in overall planning and development of the cable/Internet/Digital Phone infrastructure. Labour and overhead costs directly related to these activities are capitalized as the activities directly relate to the planning and design of the construction of the distribution system. In addition, TNO devote considerable efforts towards the development of systems to support Digital Phone, WiFi, and projects related to new customer management, billing and operating support systems. Labour costs directly related to these and other projects are capitalized.

2.

Cable regional construction departments, which are principally involved in constructing, rebuilding and upgrading the cable/Internet/Digital Phone infrastructure: Labour and overhead costs directly related to the construction activity are capitalized as the activities directly relate to the construction or upgrade of the distribution system. Capital projects include, but are not limited to, projects such as the new subdivision builds, increasing network capacity for Internet, Digital Phone and VOD by reducing the number of homes fed from each node, and upgrades of plant capacity, including the DNU project, and the WiFi build.

3.

Subscriber-related activities such as installation of new drops and Internet and Digital Phone services: The labour and overhead directly related to the installation of new services are capitalized as the activity involves the installation of capital assets (i.e., wiring, software, etc.) which enhance the service potential of the distribution system through the ability to earn future revenues. Costs associated with service calls, collections, disconnects and reconnects that do not involve the installation of a capital asset are expensed.

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Management’s Discussion and Analysis

August 31, 2015

Amounts of direct labour and direct overhead capitalized fluctuate from year to year depending on the level of customer growth and plant upgrades for new services. In addition, the level of capitalization fluctuates depending on the proportion of internal labour versus external contractors used in construction projects.

The percentage of direct labour capitalized in many cases is determined by the nature of employment in a specific department. For example, a significant portion of labour and direct overhead of the cable regional construction departments is capitalized as a result of the nature of the activity performed by those departments. Capitalization is also based on piece rate work performed by unit-based employees which is tracked directly. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage split.

Amortization policies and useful lives

The Company amortizes the cost of property, plant and equipment and other intangibles over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than the Company has anticipated, the Company may have to shorten the estimated life of certain property, plant and equipment or other intangibles which could result in higher amortization expense in future periods or an impairment charge to write down the value of property, plant and equipment or other intangibles.

Intangibles

The excess of the cost of acquiring cable and satellite and media businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist primarily of amounts allocated to broadcast rights and licenses which represent identifiable assets with indefinite useful lives.

Broadcast rights and licenses in the cable and satellite businesses are comprised of broadcast authorities including licenses and exemptions from licensing that allow access to homes and subscribers in a specific area that are identified on a business combination with respect to the acquisition of shares or assets of a BDU.

Broadcast licenses in the media business are licenses to operate conventional and specialty services that are identified on a business combination with respect to the acquisition of shares or assets of a broadcasting undertaking.

The Company has concluded that the broadcast rights and licenses have indefinite useful lives since there are no legal, regulatory, contractual, economic or other factors that would prevent the Company’s license renewals or limit the period over which these assets will contribute to the Company’s cash flows. Goodwill and broadcast rights and licenses are not amortized but are assessed for impairment on an annual basis in accordance with IAS 36 “Impairment”.

Program rights represent licensed rights acquired to broadcast television programs on the Company’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis generally over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses.

Other intangibles include software that is not an integral part of the related hardware, customer relationships as well as a trademark and brands. Software is amortized on a straight-line basis over their estimated useful lives ranging from three to ten years. Customer relationships represent the value of customer contracts and relationships acquired in a business combination and are amortized on a straight-line basis over the estimated useful life of 15 years.

Asset impairment

The Company tests goodwill and indefinite-life intangibles for impairment annually (as at March 1) and when events or changes in circumstances indicate that the carrying value may be impaired. The recoverable amount of each cash-generating unit

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

(“CGU”) is determined based on the higher of the CGU’s fair value less costs to sell and its value in use. A CGU is the smallest identifiable group of assets that generate cash flows that are independent of the cash inflows from other assets or groups of assets. The Company’s cash generating units are Cable, Satellite, Media and Data Centres. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The results of the impairment tests are provided in Note 10 to the Consolidated Financial Statements.

Employee benefit plans

As at August 31, 2015, Shaw had non-registered defined benefit pension plans for key senior executives and designated executives and various registered defined benefit plans for certain unionized and non-unionized employees. The amounts reported in the financial statements relating to the defined benefit pension plans are determined using actuarial valuations that are based on several assumptions including the discount rate and rate of compensation increase. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The differences between actual and assumed results are immediately recognized in other comprehensive income/loss. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected will be needed to settle employee benefit obligations and is also used to calculate the interest income on plan assets. It is based on the yield of long-term, high-quality corporate fixed income investments closely matching the term of the estimated future cash flows and is reviewed and adjusted as changes are required. The following table illustrates the increase on the accrued benefit obligation and pension expense of a 1% decrease in the discount rate:

(millions of Canadian dollars)	Accrued Benefit Obligation at End of Fiscal 2015	Pension Expense Fiscal 2015
Weighted Average Discount Rate – Non-registered Plans	4.10%	4.00%
Weighted Average Discount Rate – Registered Plans	4.10%	4.09%
Impact of: 1% decrease – Non-registered Plans	$84	$4
Impact of: 1% decrease – Registered Plans	$31	$3

Deferred income taxes

The Company has recognized deferred income tax assets and liabilities for the future income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized in respect of losses of certain of the Company’s subsidiaries. The deferred income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse or the tax losses are expected to be utilized. Realization of deferred income tax assets is dependent upon generating sufficient taxable income during the period in which the temporary differences are deductible. The Company has evaluated the likelihood of realization of deferred income tax assets based on forecasts of taxable income of future years, existing tax laws and tax planning strategies. Significant changes in assumptions with respect to internal forecasts or the inability to implement tax planning strategies could result in future impairment of these assets.

Commitments and contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Contractual and other commercial obligations primarily relate to network fees, equipment and service purchases, program rights and operating lease agreements for use of transmission facilities, including maintenance of satellite transponders and lease of premises in the normal course of business. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

RELATED PARTY TRANSACTIONS

Related party transactions are reviewed by Shaw’s Corporate Governance and Nominating Committee, comprised of independent directors. The following sets forth certain transactions in which the Company is involved.

Corus

The Company and Corus are subject to common voting control. During the year, network, advertising and programming fees were paid to various Corus subsidiaries. The Company provided uplink of television signals, programming content, Internet services and lease of circuits to various Corus subsidiaries. In addition, the Company provided Corus with television advertising spots in return for radio and television advertising.

During 2014, the Company closed the sale of its 50% interest in two French-language channels, Historia and Series+, to Corus.

Burrard Landing Lot 2 Holdings Partnership

The Company has a 33.33% interest in the Partnership. During the current year, the Company paid the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its lower mainland operations.

Key management personnel and board of directors

Key management personnel consist of the most senior executive team and along with the Board of Directors have the authority and responsibility for directing and controlling the activities of the Company. In addition to compensation provided to key management personnel and the Board of Directors for services rendered, the Company transacts with companies related to certain Board members primarily for the purchase of remote control units, network programming and installation of equipment.

NEW ACCOUNTING STANDARDS

Shaw has adopted or will adopt a number of new accounting policies as a result of recent changes in IFRS as issued by the IASB. The ensuing discussion provides additional information as to the date that Shaw is or was required to adopt the new standards, the methods of adoption permitted by the standards, the method chosen by Shaw, and the effect on the financial statements as a result of adopting the new policies. The adoption or future adoption of these accounting policies has not and is not expected to result in changes to the Company’s current business practices.

Adoption of recent accounting pronouncement

The adoption of the following standard effective September 1, 2014 had no impact on the Company’s consolidated financial statements.

•

IFRIC 21 Levies, provides guidance on when to recognize a financial liability imposed by a government, if the levy is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or where the timing and amount of the levy is certain.

Standards, interpretations and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets) prohibits revenue from being used as a basis to depreciate property, plant and equipment and significantly limits use of revenue-based amortization for intangible assets. The amendments are to be applied prospectively for the annual period commencing September 1, 2016.

•

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

to be applied in the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The new standard is to be applied either retrospectively or on a modified retrospective basis and is effective for the annual period commencing September 1, 2018.

•

IFRS 9 Financial Instruments: Classification and Measurement, replaces IAS 39 Financial Instruments and applies a principal-based approach to the classification and measurement of financial assets and financial liabilities, including an expected credit loss model for calculating impairment, and includes new requirements for hedge accounting. The standard is required to be applied retrospectively for the annual period commencing September 1, 2018.

KNOWN EVENTS, TRENDS, RISKS AND UNCERTAINTIES

The discussion in this MD&A addresses only what management has determined to be the most significant known events, trends, risks and uncertainties relevant to the Company, its operations and/or its financial results. This discussion is not exhaustive. The discussion of these matters should be considered in conjunction with the “Caution Concerning Forward-Looking Statements”.

Competition and technological change

Shaw operates in an open and competitive marketplace. Our businesses face competition from regulated and unregulated entities using existing or new communications technologies and from illegal services. In addition, the rapid deployment of new technologies, services and products has reduced the traditional lines between telecommunications, Internet and broadcasting services and further expands the competitive landscape. Shaw may face competition in the future from other technologies being developed or yet to be developed. While Shaw continually seeks to strengthen its competitive position through investments in infrastructure, technology, programming and customer service, and through acquisitions, there can be no assurance that these investments will be sufficient to maintain Shaw’s market share or performance in the future.

The following competitive events, trends, risks and/or uncertainties specific to areas of our business may have a material adverse effect on Shaw, its operations and/or its financial results. In each case, the competitive events, trends, risks and/or uncertainties may increase or continue to increase.

Consumer video

Shaw’s Consumer video services, delivered through both our network-connected and satellite platforms, compete with other distributors of video and audio signals, including telephone companies offering video services, other satellite-based video services, other competitive cable television undertakings and OTA local and regional broadcast television signals. We also compete increasingly with unregulated over-the-top video services and offerings available over Internet connections. Continued improvements in the quality of streaming video over the Internet and the increasing availability of television shows and movies online has increased and will continue to increase competition to Shaw’s Consumer video services. Our satellite services also compete with illegal satellite services including grey and black market offerings.

We expect that competition, including aggressive discounting practices by competitors to gain market share, will continue to increase.

Consumer Internet

High-speed Internet access services are principally provided through cable modem and digital subscriber line technology, and increasingly through fibre to the home. Shaw competes with a number of different types of ISPs offering residential Internet access including independent service providers, traditional telephone companies, wireless providers and resellers making use of TPIA to provide Internet access in various markets.

Shaw expects that consumer demand for higher Internet access speeds and greater bandwidth will continue to be driven by bandwidth-intensive applications including streaming video, digital downloading and interactive gaming. As described further under “Shaw’s Network”, Shaw continues to expand the capacity and efficiency of its network to handle the anticipated increases in consumer demand for higher Internet access speeds and greater bandwidth, however there can be no assurance that our investments in network capacity will continue to meet this increasing demand.

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Management’s Discussion and Analysis

August 31, 2015

Consumer phone

Shaw’s competitors for Consumer phone services include traditional telephone companies, competitive local exchange carriers, non-facilities-based Voice over Internet Protocol (“VoIP”) providers and wireless providers. Several of such competitors have larger operational and financial resources than Shaw and are well established with residential customers in their respective markets. In addition, there is a continuing trend toward households opting to rely on wireless voice services in place of landline services such as ours. These developments may negatively affect the business and prospects of our Consumer phone services.

Business Network Services

Shaw Business competes with other telecommunications carriers in providing high-speed data and video transport and Internet connectivity services to businesses, ISPs and other telecommunications providers. The telecommunications services industry in Canada is highly competitive, rapidly evolving and subject to constant change. Competitors of Shaw Business include traditional telephone companies, competitive access providers, competitive local exchange carriers, ISPs, private networks built by large end users and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to significant additional competition.

Shaw Broadcast Services faces competition principally from one other operating SRDU in Canada. In February 2010, an additional company was licensed by the CRTC to provide both satellite video and SRDU services in Canada, but has not yet commenced service. Shaw Broadcast Services also faces competition from the expansion of fibre distribution systems delivering distant U.S. and Canadian conventional television signals into territories previously served only by SRDU operators.

Business Infrastructure Services

Shaw’s hybrid IT services business operates in a highly competitive market that includes telecommunications companies, carriers, ISPs, managed services providers, large real estate investment trusts and other data centre operators, many of which are well-established in the areas where they operate. Ongoing consolidation within the industry has created, and is expected to continue to create, large organizations having larger operational and financial resources than Shaw.

Media

The conventional and specialty television business and the advertising markets in which they operate are highly competitive. Numerous broadcast and specialty television networks, as well as online advertising platforms and websites, compete for subscribers and advertising revenues. Shaw’s ability to compete successfully depends on a number of factors, including its ability to secure popular television and other programming rights for all platforms, including traditional linear broadcast rights and non-linear rights, in order to achieve high distribution levels and attract advertising. Shaw’s ability to continue to attract advertising customers also depends on its ability to meet the evolving expectations of its advertising customers.

Impact of regulation

As more fully discussed under “Government Regulations and Regulatory Developments”, a majority of our Canadian business activities are subject to regulations and policies administered by Industry Canada and/or the CRTC. Shaw’s operations and financial results are affected by changes in regulations, policies and decisions, including changes in interpretation of existing regulations by courts, the government or the regulators, in particular the CRTC, Industry Canada, the Competition Bureau and the Copyright Board. This regulation relates to, and may have an impact on, among other things, licensing, competition, programming carriage and terms of carriage, strategic transactions and the potential for new or increased fees. Changes in the regulatory regime may have a material adverse effect on Shaw, its operations and/or its financial results.

Economic conditions

The Canadian and U.S. economies are affected by uncertainty in global financial and equity markets and slowdowns in global economic growth. Changes in economic conditions may affect discretionary consumer and business spending, resulting in increased or decreased demand for Shaw’s product offerings. Current or future events caused by volatility in domestic or international economic conditions or a decline in economic growth may have a material adverse effect on Shaw, its operations and/or its financial results.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Interest rates, foreign exchange rates and capital markets

Shaw has the following financial risks in its day-to-day operations:

(a)	Interest rates: Due to the capital-intensive nature of Shaw’s operations, the Company uses long-term financing extensively in its capital structure. The primary components of this structure include:

1.	banking facilities as more fully described in Note 13 to the Consolidated Financial Statements, and

2.	various Canadian denominated senior notes and debentures with varying maturities issued in the public markets as more fully described in Note 13 to the Consolidated Financial Statements.

Interest on bank indebtedness is based on floating rates while the senior notes are primarily fixed-rate obligations. If required, Shaw uses its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. Increases in interest rates may have a material adverse effect on Shaw, its operations and/or its financial results.

As at August 31, 2015, 78% of Shaw’s consolidated long-term debt was fixed with respect to interest rates.

(b)

Foreign exchange: A portion of Shaw’s debt, capital expenditures, revenues and operating expenses are denominated in U.S. dollars – both for ViaWest and other operations of Shaw. In addition, Shaw’s net investment in ViaWest is exposed to foreign exchange risk related to fluctuations in exchange rates between the Canadian and U.S. dollar. This risk is mitigated by certain U.S. dollar denominated debt which is designated as a hedge of the net investment. Fluctuations in the value of the Canadian dollar relative to the U.S. dollar may have a material adverse effect on Shaw, its operations and/or its financial results.

(c)

Capital markets: Shaw requires ongoing access to capital markets to support our operations. Changes in capital market conditions, including significant changes in market interest rates or lending practices, or changes in Shaw’s credit ratings, may adversely affect our ability to raise or refinance short-term or long-term debt and therefore may have a material adverse effect on Shaw, its operations and/or its financial results.

Shaw manages its exposure to floating interest rates by maintaining a balance of fixed and floating rate debt. Shaw may enter into forward contracts in respect of U.S. dollar capital expenditure commitments to manage its exposure to foreign exchange uncertainty. In order to minimize the risk of counterparty default under its swap agreements, Shaw assesses the creditworthiness of its swap counterparties. Further information concerning the policy and use of derivative financial instruments is contained in Notes 2 and 28 to the Consolidated Financial Statements.

Litigation

Shaw and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although management does not expect that the outcome of these matters will have a material adverse effect on the Company, there can be no assurance that these matters, or other legal matters that arise in the future, will not have a material adverse effect on Shaw, its operations and/or its financial results.

Satellite failure

Shaw relies on three satellites (Anik F2, Anik F1R and Anik G1) owned by Telesat Canada (“Telesat”) to provide satellite services in our Consumer and Business Network Services divisions. The Company owns certain transponders on Anik F2 and has long-term capacity service agreements in place in respect of transponders on Anik F1R, Anik F2 and Anik G1. The Company’s interests in these transponders are only insurable indirectly through the satellite owner. For transponders on Anik F1R and Anik F2, the Company does not maintain any indirect insurance coverage as it believes the costs are uneconomic relative to the benefit which could otherwise be derived through an arrangement with Telesat. In the case of Anik G1, Telesat is committed to maintaining insurance on the satellite for five years from its April 2013 launch. As collateral for the transponder capacity pre-payments that were made by the Company to facilitate the construction of the satellite, the Company maintains a security interest in the transponder capacity and any related insurance proceeds that Telesat recovers in connection with an insured loss event.

The Company does not maintain business interruption insurance covering damage or loss to one or more of the satellites as it believes the premium costs are uneconomic relative to the risk of satellite failure. Transponder capacity is available to the

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Company on an unprotected, non-preemptible basis, in both the case of the Anik F2 transponders that are owned by Shaw and the Anik F1R, Anik F2 and Anik G1 transponders that are secured through capacity service agreements. The Company has priority access to spare transponders on Anik F1R, Anik F2 and Anik G1 in the case of interruption, subject to availability. In the event of satellite failure, service will only be restored as capacity becomes available. Restoration of satellite service on another satellite may require repositioning or re-pointing of customers’ receiving dishes, an upgrade of their video terminal or customers may require a larger dish. The Anik G1 satellite has a switch feature that allows whole channel services (transponders and available spares) to be switched from extended Ku-band to Ku-band, which provides the Company with limited back-up to restore failed whole channel services of Anik F1R. Satellite failure could negatively affect levels of customer service and customer relationships and may have a material adverse effect on Shaw, its operations and/or its financial results.

Network failure

Shaw’s business may be interrupted by network failures, including those caused by fire damage, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events. Shaw protects its network through a number of measures including physical and information technology security, ongoing maintenance and placement of insurance on our network equipment and data centres. The Company self-insures the plant in the hybrid fibre-coax network as it believes the premium costs are uneconomic relative to the risk of failure. The risk of loss is mitigated as most of the hybrid fibre-coax network is located underground. In addition, it is likely that network damage caused by any one incident would be limited by geographic area and therefore resulting business interruption and financial damages would be limited. Further, the Company has back-up disaster recovery plans in the event of network failure and redundant capacity for certain portions of the network. In the past, the Company has successfully recovered from network damage caused by natural disasters without significant cost or disruption of service. Although Shaw has taken and continues to take steps to reduce the risk of network failure, network failures may occur, and such failures could negatively affect levels of customer service and customer relationships and may have a material adverse effect on Shaw, its operations and/or its financial results.

Information systems and internal business processes

Many aspects of the Company’s business depend to a large extent on various IT systems and software, and on internal business processes. Shaw regularly undertakes initiatives to update and improve these systems and processes. Although the Company has taken steps to reduce the risks of failure of these systems and processes, there can be no assurance that potential failures of, or deficiencies in, these systems, processes or change initiatives will not have an adverse effect on Shaw, its operations and/or its financial results.

Reliance on suppliers

Shaw is connected to or relies on other telecommunication carriers and certain utilities to conduct our business. Any disruption to the services provided by these suppliers, including labour strikes and other work disruptions, bankruptcies, technical difficulties or other events affecting the business operations of these carriers or utilities may affect Shaw’s ability to operate and, therefore have a material adverse effect on Shaw, its operations and/or its financial results.

The Company sources its customer premise and capital equipment, capital builds as well as portions of its service offerings from certain key suppliers. While the Company has alternate sources for many of these purchases, the loss of a key supplier may adversely affect the Company’s ability to operate, and therefore have a material adverse effect on Shaw, its operations and/or its financial results.

Programming expenses

Expenses for Consumer and Business Network Services video programming continue to be one of our most significant single expense items. Costs continue to increase, particularly for sports programming. In addition, as we add programming or distribute existing programming to more of our subscriber base, programming expenses increase. Although we have been successful at reducing the impact of these cost increases through sale of additional services or increasing subscriber rates, there can be no assurance that we will continue to be able to do so and may have a material adverse effect on Shaw, its operations and/or its financial results.

Programming costs are also one of the most significant expenses in our Media division. Increased competition in the television broadcasting industry and with online video providers for content, developments affecting producers and distributors of

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Management’s Discussion and Analysis

August 31, 2015

programming content, changes in viewer preferences and other developments could impact both the availability and cost of programming content. Although we have processes to effectively manage these costs, programming content may be purchased for broadcasting one to two years in advance, making it more difficult to predict how such content will perform, and if content fails to perform as expected there may be a material adverse effect on Shaw, its operations and/or its financial results.

Unionized labour

Approximately 50% of our Media division employees are employed under one of five collective agreements represented by three unions. If labour disruptions occur, it is possible large numbers of employees may be involved and that our Media business may be disrupted. Shaw is currently preparing to negotiate one collective agreement and the remaining four agreements have been renewed and are in effect for the next one to three years.

Acquisitions and other strategic transactions

Shaw may from time to time make acquisitions to expand its existing businesses or to enter into sectors in which Shaw does not currently operate, dispositions to focus on core offerings or enter into other strategic transactions. Such acquisitions, dispositions and/or strategic transactions may fail to realize the anticipated benefits, result in unexpected costs and/or Shaw may have difficulty incorporating or integrating the acquired business, any of which may have a material adverse effect on Shaw, its operations and/or its financial results.

Holding company structure

Substantially all of Shaw’s business activities are operated by our subsidiaries. As a holding company, our ability to meet our financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from our subsidiaries together with proceeds raised by the Company through the issuance of equity and the incurrence of debt, and from proceeds received on the sale of assets. The payment of dividends and the making of loans, advances and other payments to Shaw by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

Control of the Company

Class A Shares are the only shares entitled to vote on all shareholder matters. Voting control of the Company is held by the Shaw Family Living Trust (“SFLT”) which holds, for the benefit of descendants of JR and Carol Shaw, 17,562,400 Class A Shares, being approximately 78% of the issued and outstanding shares of such class. The sole trustee of SFLT is a private company owned by JR Shaw and having a board comprised of seven directors, including JR Shaw as chair and five other members of his family. Accordingly, JR Shaw, through SFLT and its trustee, is able to elect a majority of the Board of Directors of the Company and to control any vote by the holders of Class A Shares.

Dividend payments

Shaw currently pays monthly common share dividends in amounts approved on a quarterly basis by the Board of Directors. At the current approved dividend amount, the Company would pay approximately $565 million in common share dividends during fiscal 2016 (before taking into account the Company’s dividend reinvestment plan (“DRIP”), as further described in “Financial Position”). While the Company expects to generate sufficient free cash flow in fiscal 2016 to fund these dividend payments, actual results may differ from expectations and there can be no assurance that the Company will continue common share dividend payments at the current level.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

SUMMARY OF QUARTERLY RESULTS

Quarter	Revenue	Operating income before restructuring costs and amortization(1)	Net income attributable to equity shareholders	Net income(2)	Basic earnings per share	Diluted earnings per share
(millions of Canadian dollars except per share amounts)
2015
Fourth	1,343	573	272	276	0.57	0.57
Third	1,419	643	202	209	0.42	0.42
Second	1,337	557	163	168	0.34	0.34
First	1,389	606	219	227	0.46	0.46

Total	5,488	2,379	856	880	1.80	1.79

2014
Fourth	1,263	525	187	192	0.40	0.40
Third	1,342	601	219	228	0.47	0.47
Second	1,274	528	215	222	0.46	0.46
First	1,362	608	236	245	0.51	0.51

Total	5,241	2,262	857	887	1.84	1.84

(1)	Refer to Key performance drivers.
(2)	Net income attributable to both equity shareholders and non-controlling interests.

Quarterly revenue and operating income before restructuring costs and amortization are primarily affected by the seasonality of the Media division and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. Typically, the Media division has higher revenue in the first quarter driven by the fall launch of season premieres and high demand and the third quarter is affected by season finales and mid-season launches. Advertising revenue typically declines in the summer months of the fourth quarter when viewership is generally lower. Effective the first quarter of the current year the results reflect the addition of the new Business Infrastructure Services division upon acquisition of ViaWest on September 2, 2014.

In the fourth quarter of 2015, net income increased by $67 million over the third quarter 2015 due to improved net other revenue items of $190 million and lower restructuring costs of $10 million, partially offset by lower operating income before restructuring costs and amortization of $70 million and higher income tax expense of $57 million. The improvement in net other revenue items was due to the combined effects of the gain on the sale of the wireless spectrum licenses of $158 million and a write-down of $27 million in respect of a private portfolio investment in the fourth quarter and the $59 million net charge arising in the third quarter related to an impairment of goodwill, write-down of IPTV assets and proceeds received on the insurance claim.

In the third quarter of 2015, net income increased $41 million over the second quarter 2015 due to higher operating income before restructuring costs and amortization of $86 million, lower restructuring costs of $26 million and $11 million of proceeds related to the Shaw Court insurance claim, partially offset by a charge for impairment of goodwill of $15 million and write-down of IPTV assets of $55 million as well as the distributions received from a venture capital fund in the second quarter. The impairment of goodwill was in respect of the Tracking operations in the Business Network Services division and was a result of the Company’s annual impairment test of goodwill and indefinite-life intangibles in the third quarter. The write-down of IPTV assets was a result of the Company’s decision to work with Comcast to begin technical trials of their cloud-based X1 platform.

In the second quarter of 2015 net income decreased $59 million over the first quarter 2015 due to lower operating income before restructuring costs and amortization of $49 million and restructuring expenses of $38 million partially offset by net other revenue items of $29 million due to aforementioned venture capital fund distributions.

2015 Annual Report Shaw Communications Inc.	35

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

In the first quarter of 2015, net income increased $35 million over the fourth quarter 2014 due to higher operating income before restructuring costs and amortization of $81 million, partially offset by increases in amortization of $35 million and net other costs of $17 million. The increase in net other costs was primarily due to an equity loss of $13 million in respect of the Company’s 50% interest in shomi, a new subscription video-on-demand service launched in the first quarter.

In the fourth quarter of 2014, net income decreased $36 million primarily due to lower operating income before restructuring costs and amortization of $76 million, partially offset by the effect of the restructuring announced during the previous quarter.

In the third quarter of 2014, net income increased $6 million due to higher operating income before restructuring costs and amortization of $73 million and lower interest and amortization expense totaling $25 million, partially offset by restructuring expenses of $53 million and reduction in net other revenue items of $41 million. The reduction in net other revenue items was primarily due to the gain on sale of media assets of $49 million net of the $8 million of debt retirement costs recorded in the second quarter.

In the second quarter of 2014, net income decreased $23 million due to lower operating income before restructuring costs and amortization of $80 million and increased amortization of $8 million, partially offset by an improvement in net other non-operating items of $36 million due to the aforementioned gain on sale of media assets net of debt retirement costs, and lower income tax expense of $24 million. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

The following growth (losses) in subscriber statistics are provided to assist in understanding the trend of quarterly revenue and operating income before restructuring costs and amortization for Consumer:

	2015				2014
Subscriber Statistics	First	Second	Third	Fourth	First	Second	Third	Fourth
Video – Cable	(15,591)	(35,967)	(24,524)	(39,315)	(29,619)	(20,758)	(12,075)	(20,166)
Video – Satellite	(17,980)	(8,254)	(2,820)	(8,146)	(9,323)	(1,405)	(5,608)	(6,606)
Internet	14,048	(1,819)	7,212	2,699	2,746	12,767	12,399	11,983
Digital phone lines	(599)	(12,027)	(20,974)	(29,683)	1,351	8,075	4,834	1,114

36	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

RESULTS OF OPERATIONS

Overview of fiscal 2015 consolidated results

				Change
(millions of Canadian dollars except per share amounts)	2015	2014	2013	2015%	2014%
Operations:
Revenue	5,488	5,241	5,142	4.7	1.9
Operating income before restructuring costs and amortization(1)	2,379	2,262	2,220	5.2	1.9
Operating margin(1)	43.3%	43.2%	43.2%	0.1	–
Funds flow from operations(2)	1,637	1,524	1,380	7.4	10.4
Net income	880	887	784	(0.8)	13.1
Free cash flow(1)	653	698	604	(6.4)	15.6
Balance sheet:
Total assets	14,564	13,250	12,732
Long-term financial liabilities
Long-term debt (including current portion)	5,669	4,690	4,818
Other financial liabilities	20	5	53

Per share data:
Earnings per share
Basic	1.80	1.84	1.64
Diluted	1.79	1.84	1.63
Weighted average number of participating shares outstanding during period (millions)	468	457	448
Cash dividends declared per share
Class A	1.1613	1.0775	1.0050
Class B	1.1638	1.0800	1.0075

(1)	Refer to Key performance drivers.
(2)	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.

Highlights

•	Net income was $880 million for fiscal 2015 compared to $887 million in 2014.
•	Earnings per share were $1.80 in fiscal 2015 compared to $1.84 in 2014.
•	Revenue for fiscal 2015 improved 4.7% to $5.49 billion from $5.24 billion last year.
•	Operating income before restructuring costs and amortization of $2.38 billion in fiscal 2015 was up 5.2% over last year’s amount of $2.26 billion.
•	Consolidated free cash flow in fiscal 2015 was $653 million compared to $698 million in 2014.
•

During 2015 the Company increased the dividend rate on the Class A Participating Shares and Class B Non-Voting Participating Shares to an equivalent annual per share dividend rate of $1.1825 and $1.185 respectively. Dividends paid in 2015 were $535 million gross of amounts attributed to the dividend reinvestment plan.

•

On January 31, 2014 the Company issued $500 million senior unsecured notes at a rate of 4.35% due January 31, 2024 and $300 million floating rate senior unsecured notes due February 1, 2016. The floating rate senior notes bear interest at an annual rate equal to three month CDOR plus 0.69%. The net proceeds from the issuances were used to redeem the $600 million senior unsecured notes due June 2, 2014 and for working capital and general corporate purposes.

•

In April 2014 the Company announced changes to the structure of its operating divisions to improve overall efficiency while enhancing its ability to grow as the leading network and content experience company.

2015 Annual Report Shaw Communications Inc.	37

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Commencing in fiscal 2015, Shaw’s residential and enterprise services are reorganized into new Consumer and Business units, respectively, with no changes to the Media division.
•

The Company recorded restructuring costs of $58 million in fiscal 2014 associated with the approximately 400 management and non-customer facing roles which were eliminated by organizational changes in that year.

•	In 2015, the Company recorded $52 million in respect of continued restructuring, primarily related to severance and employee related costs, which impacted approximately 1,700 employees.
•

The Company announced a realignment of its customer care operations into centres of expertise in order to improve the end-to-end customer service experience. The realignment affected approximately 1,600 employees.

•	The Company also continued its organizational structure realignment efforts, including further restructuring of certain functions within Business Network Services.
•

The Media division undertook organizational changes as it redefines itself from a traditional broadcaster to the broader focus of a media organization. Approximately 100 roles were eliminated and 45 new roles created.

•

As a result of these restructurings, the Company expects to realize aggregate annual cost savings, net of new hires to support the restructured operations, of approximately $75 million. These efficiencies will phase in through fiscal 2016 and be fully realized in fiscal 2017.

•	During fiscal 2015 and 2014, the Company entered into a number of transactions as follows:
•

In late fiscal 2014, the Company announced it had entered into agreements to acquire 100% of the shares of ViaWest for an enterprise value of US$1.2 billion. ViaWest is headquartered in Denver, Colorado and has 27 data centres in 8 key Western U.S. markets providing collocation, cloud and managed services. On September 2, 2014, the Company closed the acquisition which was funded through a combination of cash on hand, assumption of ViaWest debt and a drawdown of US$330 million on the Company’s credit facility. The ViaWest acquisition provides the Company with a growth platform in the North American data centre sector and is another step in expanding technology offerings for mid-market enterprises in Western Canada.

•

During the current year, the Company partnered with Rogers to form shomi, a new subscription video-on-demand service having the latest most exclusive shows and selections personalized for viewers. The service was launched in beta in early November 2014 and was made available to all Canadians in August 2015.

•

During 2013, the Company granted Rogers Communications Inc. (“Rogers”) an option to acquire its wireless spectrum licenses. The exercise of the option and the sale of the wireless spectrum licenses were subject to various regulatory approvals and therefore, the licenses were not classified as held for sale. During the fiscal 2015, the regulatory reviews concluded at which time Rogers exercised its option and the transfer was completed. The Company had previously received $50 in respect of the purchase price of the option to acquire wireless spectrum licenses and a $200 deposit in respect of the option exercise price. The Company received an additional $100 when the transaction completed and recorded a gain of $158.

•	During 2014, the Company completed sale of its 50% interest in its two French-language channels, Historia and Series+, to Corus.
•

During 2013, the Company established a notional fund, the accelerated capital fund, of up to $500 million with proceeds received, and to be received, from the strategic transactions with each of Rogers and Corus. Accelerated capital initiatives are being funded through this fund and not cash generated from operations. Key investments include the Calgary data centres, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the WiFi network, and additional innovative product offerings related to Shaw Go and other applications to provide an enhanced customer experience. Approximately $110 million was invested in fiscal 2013, $240 million in fiscal 2014, and $150 million in fiscal 2015.

•

The Company continued to expand on its TV Everywhere content strategy launching Global Go and a number of Shaw Go apps during fiscal 2014, giving subscribers on-the-go access to their favorite programming.

•

Shaw also continued to invest in and build awareness of Shaw Go WiFi and as at August 31, 2015 had almost 75,000 access points and 2 million devices authenticated on the network, reflecting the value of the service to customers.

38	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Revenue and operating expenses

Consolidated revenue of $5.49 billion and operating income before restructuring costs and amortization of $2.38 billion for fiscal 2015 improved 4.7% and 5.2%, respectively, over 2014. Revenue growth due to the addition of the new Business Infrastructure Services division and customer growth in the Business Network Services division was partially offset by revenue declines in the Consumer and Media segments. The decline in Consumer revenue was primarily due to higher promotional amounts and video and phone subscriber losses including the one-time effect of the CRTC decision mandating telecommunication providers remove the 30-day cancellation notice requirement, the total of which was partially offset by rate adjustments effective in 2015 and growth in Internet subscribers. The decrease in Media was driven by specialty channel advertising revenue declines reflecting general market softness combined with the effect of the disposition of Historia and Series+ in the prior year. Improvements in operating income before restructuring costs and amortization are primarily attributed to the acquisition of ViaWest and Consumer division rate increases introduced in fiscal 2015 offset partially by increase in programming fees and promotional discounts.

Consolidated revenue of $5.24 billion and operating income before restructuring costs and amortization of $2.26 billion for 2014 both improved 1.9% over 2013. Revenue growth was primarily driven by consumer pricing adjustments and growth in Business which was partially reduced by lower video subscribers, higher programming costs, increased operating costs related to the new Anik G1 satellite which launched in the third quarter of fiscal 2013 and higher employee related amounts. In addition, the 2013 fiscal year benefited from a one-time adjustment to align certain broadcast license fees with the CRTC billing period totaling approximately $14 million.

Amortization

(millions of Canadian dollars)	2015	2014	Change %
Amortization revenue (expense)
Deferred equipment revenue	78	69	13.0
Deferred equipment costs	(164)	(142)	15.5
Property, plant and equipment, intangibles and other	(809)	(692)	16.9

Amortization of deferred equipment revenue and deferred equipment costs increased over the comparable year primarily due to the impact of the fluctuation in the sales mix of equipment, timing and volume of sales and amortization periods for amounts in respect of customer premise equipment, as well as changes in customer pricing on certain equipment.

Amortization of property, plant and equipment, intangibles and other increased over the comparable year primarily due to the impact of the acquisition of ViaWest on September 2, 2014.

Amortization of financing costs and interest expense

(millions of Canadian dollars)	2015	2014	Change %
Amortization of financing costs – long-term debt	4	3	33.3
Interest expense	283	266	6.4

Interest expense increased over the comparable year primarily due to the impact of ViaWest’s debt and the drawdown of US$330 million on the Company’s credit facility to partially finance the acquisition of ViaWest on September 2, 2014 which was partially offset by the combined impact of a lower average cost of borrowing and an increase in capitalized interest.

2015 Annual Report Shaw Communications Inc.	39

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Other income and expenses

(millions of Canadian dollars)	2015	2014	Increase (decrease) in income
Gain on sale of media assets	–	49	(49)
Business acquisition costs	(6)	(4)	(2)
Accretion of long-term liabilities and provisions	(3)	(6)	3
Debt retirement costs	–	(8)	8
Equity loss of a joint venture	(56)	–	(56)
Gain on sale of wireless spectrum licenses	158	–	158
Impairment of goodwill	(15)	–	(15)
Other losses	(49)	(6)	(43)

During 2013, the Company agreed to sell its 50% interest in its two French-language channels, Historia and Series+, to Corus, a related party subject to common voting control. The sale of Historia and Series+ closed on January 1, 2014 and the company recorded proceeds of $141 million and a gain of $49 million.

The Company incurred $6 million of acquisition related costs in fiscal 2015 for professional fees paid to lawyers, consultants and advisors in respect of the acquisition of ViaWest which closed on September 2, 2014. In fiscal 2014, the Company incurred $4 million of acquisition costs related to ViaWest.

The Company records accretion expense in respect of the discounting of certain long-term liabilities and provisions which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations.

On February 18, 2014, the Company redeemed the $600 million 6.50% senior notes due June 2, 2014. In connection with the early redemption, the Company incurred costs of $7 million and wrote-off the remaining finance costs of $1 million.

The Company recorded an equity loss of $56 million in fiscal 2015 related to its interest in shomi, the subscription video-on-demand service launched in early November 2014. The equity loss includes amounts in respect of the development and launch of the business.

During the year, Rogers Communications Inc. exercised its option to acquire the Company’s AWS spectrum as announced in January 2013. Previously the Company received $50 million in respect of the purchase price of the option to acquire wireless spectrum licenses and a $200 million deposit in respect of the option exercise price. The Company received an additional $100 million when the transaction completed and recorded a gain of $158 million.

As a result of the Company’s annual impairment test of goodwill and indefinite-life intangibles, an impairment charge of $15 million was recorded in fiscal 2015 with respect to the Tracking operations in the Business Network Services division.

Other losses category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“Partnership”). In the current year, the category also includes a write-down of $6 million in respect of the property classified as held for sale, distributions of $27 million from a venture capital fund investment, a write-down of $27 million in respect of a private portfolio investment and additional proceeds of $15 million related to the fiscal 2012 Shaw Court insurance claim while the comparative year includes a refund of $5 million from the Canwest CCAA plan implementation fund and proceeds of $6 million in respect of the aforementioned insurance claim. In addition, the current and prior year both include asset write-downs of $55 million and $6 million, respectively. The write-down in the current period relates to assets in respect to development of a certain Internet Protocol Television (“IPTV”) platform which the Company has now abandoned.

Income tax expense

The income tax expense was calculated using current statutory income tax rates of 25.7% for 2015 and 26.0% for 2014 and was adjusted for the reconciling items identified in Note 23 to the Consolidated Financial Statements.

40	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Earnings per share

(millions of Canadian dollars except per share amounts)	2015	2014	Change %
Net income	880	887	(0.8)
Weighted average number of participating
shares outstanding during period (millions)	468	457	2.4
Earnings per share
Basic	1.80	1.84	(2.2)
Diluted	1.79	1.84	(2.7)

Net income

Net income was $880 million in 2015 compared to $887 million in 2014. The year-over-year changes are summarized in the table below.

Net income decreased $7 million from the prior year. The current year included higher amortization and increased interest expense partially offset by higher operating income before restructuring costs and amortization and lower income taxes. Net other costs and revenue in both years was impacted by various items including gains on sales of wireless spectrum licenses and media assets as well as write-downs of various assets while the current year also included an equity loss in a joint venture, an impairment charge for goodwill and distributions received from a venture capital fund investment.

(millions of Canadian dollars)
Increased operating income before restructuring costs and amortization	117
Decreased restructuring costs	6
Increased amortization	(131)
Increased interest expense	(17)
Change in other net costs and revenue(1)	4
Decreased income taxes	14

(7)

(1)

Net other costs and revenue includes gains on sales of wireless spectrum licenses and media assets, business acquisition costs, accretion of long-term liabilities and provisions, debt retirement costs, equity loss of a joint venture, impairment of goodwill and other losses as detailed in the Consolidated Statements of Income.

2015 Annual Report Shaw Communications Inc.	41

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Subscriber statistics

	August 31, 2015	August 31, 2014	Change
Consumer
Video – Cable	1,764,523	1,867,304	(102,781)
Video – Satellite	811,988	850,132	(38,144)
Internet	1,774,374	1,761,881	12,493
Phone	1,027,266	1,110,708	(83,442)

	5,378,151	5,590,025	(211,874)

Business Network Services
Video – Cable	77,709	90,325	(12,616)
Video – Satellite	31,435	30,491	944
Internet	178,167	168,520	9,647
Phone	284,785	264,626	20,159

	572,096	553,962	18,134

	5,950,247	6,143,987	(193,740)

SEGMENTED OPERATIONS REVIEW

Consumer

Financial highlights

(millions of Canadian dollars)	2015	2014	Change %
Revenue	3,752	3,768	(0.4)
Operating income before restructuring costs and amortization(1)	1,686	1,669	1.0
Operating margin(1)	44.9%	44.3%	0.6	pts

(1)	Refer to Key performance drivers.

Consumer revenue for the year of $3.75 billion declined 0.4% compared to last year. The effect of price adjustments and growth in Internet was offset by higher promotional costs, reduced On-Demand revenues and lower video and phone subscribers.

Operating income before restructuring costs and amortization of $1.69 billion increased 1.0% over the prior year. The improvement was primarily driven by revenue related growth attributed to rate increases partially offset by lower video and phone subscribers, higher programming fees and promotional discounts.

The current year also includes the effect of implementing the CRTC decision that mandated telecommunication providers could no longer require customers to provide a minimum 30 day cancellation notice. The reduction in revenue and operating income before restructuring costs and amortization for the 7.5 months affecting fiscal 2015 is approximately $13 million and $10 million, respectively.

During the current year, the Company announced the reorganization of its call centre operations around centres of expertise including technical service, sales and billing, loyalty care, technical field support, e-Care, payment solutions and satellite operations. The closure of the Edmonton contact centre and the downsizing of the Kelowna location were completed in the current year with customer care roles realigned through expansions in Victoria, Vancouver, Winnipeg and Mississauga around centres of expertise. The reorganization is expected to be substantially complete in January 2016 when the Calgary call centre operations will close.

42	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

The Company completed the second phase of the DNU project in the Vancouver region during fiscal 2015. This second phase converted all remaining video signals to digital and allows the Company to double downstream capacity in the Vancouver market contributing to an enhanced current network and providing for future bandwidth growth. The Company will continue with its DNU project through fiscal 2016 focusing on its other larger markets and enhancement projects.

Business Network Services

Financial highlights

(millions of Canadian dollars)	2015	2014	Change %
Revenue	520	484	7.4
Operating income before restructuring costs and amortization(1)	256	240	6.7
Operating margin(1)	49.2%	49.6%	(0.4	)pts

(1)	Refer to Key performance drivers.

Revenue of $520 million 7.4% over the prior year primarily due to customer growth in both the small, medium and large enterprise market segments.

Operating income before restructuring costs and amortization of $256 million improved 6.7% over the comparable year due to higher revenue driven by customer growth, partially offset by various expense increases primarily related to employee hires in support of operational growth as well as certain administrative costs.

During the current quarter the Company successfully launched a new phone product, “Smart Voice”, which provides a unified communications solution to small businesses that has typically been reserved for large scale enterprise organizations. This service improves productivity by allowing employees to collaborate seamlessly across their desk phones, mobile devices and computers in the office, at a client’s business, from home or anywhere in between. In addition the Company also launched “Managed Hotel WiFi” utilizing proven Cisco technology to provide a cloud based WiFi product that is a fully managed solution for the hospitality market.

Business Infrastructure Services

Financial highlights

(millions of Canadian dollars)	2015
Revenue	246
Operating income before restructuring costs and amortization(1)	95
Operating margin(1)	38.6%

(1)	Refer to Key performance drivers.

On September 2, 2014, the Company acquired ViaWest, then one of the largest privately held providers of hybrid IT solutions in North America. Through this acquisition Shaw gained significant capabilities, scale and immediate expertise in the growing marketplace for enterprise data services.

Revenue for the year was $246 million while operating income before restructuring costs and amortization was $95 million. For information purposes, on a USD basis and excluding the impact of acquisition related costs, operating income before restructuring costs and amortization grew 10.6% on a full year basis over the comparable period.

ViaWest continues to experience solid demand for its hybrid IT solutions and cloud services and recently announced the launch of cloud recovery service enabling cloud-based backup and replication to further serve the growing IT infrastructure needs of existing and future customers. During the fourth quarter, ViaWest acquired AppliedTrust, which provides managed services with

2015 Annual Report Shaw Communications Inc.	43

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

a focus on IT security. The acquisition of AppliedTrust had minimal effect on operating results for the year. Also, the Company opened two new facilities in the fall of 2015: the Hillsboro, Oregon flagship facility with over 50,000 square feet of space and the Calgary, Alberta facility.

Media

Financial highlights

(millions of Canadian dollars)	2015	2014	Change %
Revenue	1,080	1,096	(1.5)
Operating income before restructuring costs and amortization(1)	342	353	(3.1)
Operating margin(1)	31.7%	32.2%	(0.5	)pts

(1)	Refer to Key performance drivers.

Revenue and operating income before restructuring costs and amortization for the year were $1.08 billion and $342 million, respectively, compared to $1.10 billion and $353 million for the prior year. The revenue decline was primarily due to reduced advertising revenues on specialty channels and the effect of the disposition in the prior year of Historia and Series+, which was partially offset by increased subscriber and other revenues. Operating income before restructuring costs and amortization declined due to the net revenue decrease and was partially offset by lower employee related, advertising, promotion and various other costs. The prior year benefited by $6 million related to Historia and Series+ and $6 million related to a distant signal retransmission royalty adjustment while fiscal 2015 included $12 million of transactions with shomi.

Global delivered solid programming results throughout 2015 with a number of programs ranking in the top 10 or top 20 nationally and across multiple major markets during the year. The conventional fall programming premiered through the month of September and into October with a solid returning line-up combined with new programming.

Throughout the year, Media’s specialty portfolio held solid positions in the channel rankers and closed out the year with 6 of the top 20 channels. The fall programming launched in late fiscal 2015 with a strong stable of returning shows along with new programming.

Global News continues to retain the number one position in the western markets and continued focus on online and mobile audiences have delivered strong growth in both page and video views. In addition, Global National was recognized as Best National Newscast at the Canadian Screen Awards while Globalnew.ca was honoured with the Edward R. Murrow Award for the best news website outside of the U.S. Further, the Media division continues to strengthen its position in efficient delivery of news with the recent consolidation of the production of its national and international segments for the morning news shows and has implemented a streamlined process to deliver local late night and weekend newscasts into all markets.

44	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Capital expenditures and equipment costs

	Year ended August 31,
(millions of Canadian dollars)	2015	2014	Change %
Consumer and Business Network Services
New housing development	106	94	12.8
Success based	284	312	(9.0)
Upgrades and enhancements	353	364	(3.0)
Replacement	35	49	(28.6)
Buildings and other	176	258	(31.8)
Total as per Note 24 to the audited annual consolidated financial statements	954	1,077	(11.4)
Business Infrastructure Services
Total as per Note 24 to the audited annual consolidated financial statements	152	–	n/a
Media
Broadcast and transmission	8	10	(20.0)
Buildings and other	8	8	–
Total as per Note 24 to the audited annual consolidated financial statements	16	18	(11.1)
Consolidated total as per Note 24 to the audited annual consolidated financial statements(1)	1,122	1,095	2.5

(1)	Fiscal 2015 includes $150 million (2014 – $240 million) related to certain capital investments that were funded from the accelerated capital fund.

Capital investment was $1.12 billion in the current year and included $150 million of investment funded through the accelerated capital fund. Capital investment for the comparable year of $1.10 billion included $240 million of accelerated capital fund investment. The accelerated capital fund initiatives which are now complete, included investment in new internal and external Calgary data centres, increasing network capacity, next generation delivery systems, back office infrastructure upgrades, and expediting the Shaw Go WiFi infrastructure build.

Consumer and business network services

Success-based capital for the year of $284 million was lower by $28 million relative to the prior year. The decline was due to reduced costs related to the deployment of cable video rental units and lower gross customer additions, and reduced satellite video set top box activations for new and existing customers driven by the termination of the Satellite rental program, and lower phone activity, partially offset by higher advanced Internet WiFi modem purchases and increased installations.

Investment in the combined Upgrades and Enhancement and Replacement categories was $388 million compared to $413 million in the prior year. The decrease was mainly due to timing of investment in next generation video delivery systems, combined with lower spend in video, voice and mainline and drop upgrades. These favourable variances were partially offset by increased investments related to bandwidth upgrades and business growth.

Investment in Buildings and other of $176 million for the year was down $82 million compared to the prior year. The decrease relates to lower current year spend on the new internal data centre and Shaw Court refurbishment expenditures partially offset by timing of investment on back office infrastructure upgrades.

New housing development capital investment was up $12 million over the comparable year. The increase was due to timing of spend on mainline expansion and continued activity in new housing starts for single and multifamily developments in western Canada.

2015 Annual Report Shaw Communications Inc.	45

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Business infrastructure services

Capital investment of $152 million for the year is primarily related to growth related capital investment in core infrastructure and equipment to deploy customer solutions. The amounts include $39 million related to investment in Canada.

ViaWest completed construction of its new facility in Hillsboro, Oregon in fiscal 2015 and completed construction on the new flagship facility in Calgary in the fall of 2015. Each of these facilities will offer a comprehensive suite of infrastructure services, including colocation, cloud and other managed services.

Media

Capital investment for the year was $16 million compared to $18 million in the prior year as work continued on various projects including upgrading production equipment, infrastructure and facility investments.

FINANCIAL POSITION

Total assets were $14.6 billion at August 31, 2015 compared to $13.2 billion at August 31, 2014. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2014. The impact of the acquisition of ViaWest includes the ongoing effects of foreign exchange differences arising on translation of those U.S. operations subsequent to acquisition.

Current assets decreased $324 million due to decreases in cash of $239 million, inventories of $59 million and accounts receivable of $25 million. Cash decreased as the cash outlay for investing activities, including the acquisition of ViaWest, exceeded the funds provided by financing and operating activities. Accounts receivable decreased due to lower subscriber and advertising receivables as a result of timing of collections, partially offset by the effect of the acquisition of ViaWest while inventories were lower due to timing of equipment purchases and supply chain efficiencies.

Investments and other assets increased $37 million mainly due to the Company’s interest in shomi.

Property, plant and equipment increased $568 million due to the acquisition of ViaWest as well as current year capital investment in excess of amortization. Other long-term assets decreased $24 million due to lower deferred equipment costs. Intangibles and goodwill increased $1.1 billion due to the acquisition of ViaWest, partially offset by the sale of the wireless spectrum licenses.

Current liabilities increased $542 million due to increases in accounts payable and accrued liabilities of $59 million and current portion of long-term debt of $608 million, partially offset by a decline in income taxes payable of $146 million. Accounts payable and accrued liabilities increased due to timing of payment and fluctuations in various payables including capital expenditures as well as the effect of the ViaWest acquisition. The current portion of long-term debt includes the $300 million variable rate senior notes which are due in February 2016, the 6.15% senior notes due in May 2016 and amounts in respect of ViaWest’s debt. Income taxes payable decreased due to tax instalment payments, partially offset by the current year provision.

Long-term debt increased $371 million due to ViaWest’s debt and borrowings under the Company’s credit facility of US$330 million used to partially fund the acquisition of ViaWest, partially offset by the reclassification of the aforementioned senior notes to current liabilities.

Other long-term liabilities decreased $65 million due to contributions to employee benefit plans, partially offset by current year pension expense, and a decrease in CRTC benefit obligations.

Deferred credits decreased $274 million due to completion of the sale of the spectrum licenses as the Company had previously received $50 million in respect of the purchase price of the option to acquire wireless spectrum licenses and a $200 million deposit in respect of the option exercise price during fiscal 2013.

Deferred income tax liabilities, net of deferred income tax assets, increased $42 million due to amounts arising on the acquisition of ViaWest, partially offset by the current year income tax recovery.

Shareholders’ equity increased $709 million primarily due to increases in share capital of $318 million and retained earnings of $294 million and a decrease in accumulated other comprehensive loss of $114 million, partially offset by a decrease of $19

46	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

million in contributed surplus. Share capital increased due to the issuance of 11,865,236 Class B Non-Voting Shares under the Company’s option plan and DRIP. As of November 15, 2015, share capital is as reported at August 31, 2015 with the exception of the issuance of a total of 1,354,808 Class B Non-Voting Shares upon exercise of options under the Company’s option plan and the DRIP. Retained earnings increased due to current year earnings of $856 million, partially offset by dividends of $562 million. Accumulated other comprehensive loss decreased due to the net effect of exchange differences arising on the translation of ViaWest and U.S. dollar denominated debt designated as a hedge of the Company’s net investment in those foreign operations. Contributed surplus decreased due to the transfer of the fair value of options to share capital upon exercise.

CONSOLIDATED CASH FLOW ANALYSIS

Operating activities

(millions of Canadian dollars)	2015	2014	Change %
Funds flow from operations	1,637	1,524	7.4
Net change in non-cash working capital balances related to operations	(97)	216	>100.0

	1,540	1,740	(11.5)

Funds flow from operations increased over the last year primarily due to higher operating income before restructuring costs and amortization, a decline in CRTC benefit obligation funding and lower expenditures on program rights and restructuring charges, all of which were partially offset by an increase in funding of defined benefit pension plans and higher interest expense. The net change in non-cash working capital balances related to operations fluctuated over the comparative periods due to the timing of payment of current income taxes payable and accounts payable and accrued liabilities as well as fluctuations in accounts receivable.

Investing activities

(millions of Canadian dollars)	2015	2014	Increase
Cash flow used in investing activities	(1,904)	(1,029)	875

The cash used in investing activities increased over the comparative year due to the proceeds on the sale of Historia and Series+ in the prior year and the acquisition of ViaWest in the current year as well as an increased net cash outlay in respect of investments, including shomi, all of which were partially offset by the net proceeds received on the sale of the wireless spectrum licenses and lower cash outlays for capital expenditures and inventory.

2015 Annual Report Shaw Communications Inc.	47

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Financing activities

The changes in financing activities during 2015 and 2014 were as follows:

(millions of Canadian dollars)	2015	2014
Bank loans – net borrowings	361	-
ViaWest’s credit facilities (net) and finance lease obligations	52	-
Issuance of 4.35% senior unsecured notes	–	500
Issuance of floating rate senior unsecured notes	–	300
Redeem 6.5% senior unsecured notes	–	(600)
Repay 7.5% senior unsecured notes	–	(350)
Bank facility arrangement costs	(14)	–
Repay promissory note	–	(48)
Prepay Partnership mortgage	–	(19)
Partnership mortgage loan proceeds	–	40
Senior notes issuance costs	–	(4)
Debt retirement costs	–	(7)
Dividends	(382)	(352)
Issuance of Class B Non-Voting Shares	129	70
Distributions paid to non-controlling interests	(22)	(26)

	124	(496)

LIQUIDITY AND CAPITAL RESOURCES

In the current year, the Company generated $653 million of free cash flow. Shaw used its free cash flow along with cash of $239 million, borrowings of $361 million under its credit facility, proceeds on issuance of Class B Non-Voting Shares of $129 million, net proceeds of $99 million in respect of the sale of the wireless spectrum licenses, the net increase in borrowings of $56 million under the ViaWest facilities, cash distributions from a venture capital fund and proceeds from sale of investments of $29 million and other net items of $19 million to finance the $893 million acquisition of ViaWest, pay common share dividends of $369 million, fund $150 million of accelerated capital spend, make $125 million in financial investments and pay $48 million of restructuring costs.

On March 30, 2015, the Company announced that a syndicate of lenders provided a term loan in the amount of US$395 million and a revolving credit facility of US$85 million for ViaWest. The facilities were used to repay the outstanding amounts under ViaWest’s prior credit facility and for ViaWest’s general corporate purposes. The term loan matures in March 2022 while the revolving credit facility matures in March 2020.

On December 22, 2014, the Company announced that it amended the terms of its $1 billion bank credit facility to extend the maturity date from January 2017 to December 2019. The facility is used for general corporate purposes.

The Company’s DRIP allows holders of Class A Shares and Class B Non-Voting Shares who are residents of Canada to automatically reinvest monthly cash dividends to acquire additional Class B Non-Voting Shares. Class B Non-Voting Shares distributed under the Company’s DRIP are new shares issued from treasury at a 2% discount from the 5 day weighted average market price immediately preceding the applicable dividend payment date. The DRIP has resulted in cash savings and incremental Class B Non-Voting Shares of $166 million during fiscal 2015.

Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

48	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

Debt structure and financial policy

Shaw structures its borrowings generally on a standalone basis. With the exception of ViaWest, the borrowings of Shaw are unsecured. While certain non-wholly owned subsidiaries and ViaWest, its immediate parent and its subsidiaries are subject to contractual restrictions which may prevent the transfer of funds to Shaw, there are no similar restrictions with respect to other subsidiaries of the Company.

Shaw’s borrowings are subject to covenants which include maintaining minimum or maximum financial ratios. At August 31, 2015, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.

As at August 31, 2015, the ratio of debt to operating income before restructuring costs and amortization for the Company is 2.0 times. Having regard to prevailing competitive, operational and capital market conditions, the Board of Directors has determined that having this ratio in the range of 2.0 to 2.5 times would be optimal leverage for the Company in the current environment. Should the ratio fall below this, on an other than temporary basis, the Board may choose to recapitalize back into this optimal range. The Board may also determine to increase the Company’s debt above these levels to finance specific strategic opportunities such as a significant acquisition.

Off-balance sheet arrangement and guarantees

Guarantees

Generally it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties; however, it has entered into certain agreements as more fully described in Note 25 to the Consolidated Financial Statements. As disclosed thereto, Shaw believes it is remote that these agreements would require any cash payment.

Contractual obligations

The amounts of estimated future payments under the Company’s contractual obligations at August 31, 2015 are detailed in the following table.

	Payments due by period
(millions of Canadian dollars)	Total	Within 1 year	2 –3 years	4 –5 years	More than 5 years
Long-term debt(1)	9,051	905	943	2,166	5,037
Operating obligations(2)	1,971	635	566	382	388
Purchase obligations(3)	49	49	–	–	–
Other obligations(4)	21	–	19	2	–

	11,092	1,589	1,528	2,550	5,425

(1)	Includes principal repayments and interest payments.
(2)	Includes maintenance and lease of satellite transponders, program related agreements, lease of transmission facilities and premises and exclusive rights to use intellectual property in Canada.
(3)	Includes capital expenditure and inventory purchase commitments.
(4)	Includes other non-current financial liabilities.

ADDITIONAL INFORMATION

Additional information relating to Shaw, including the Company’s 2015 Annual Information Form can be found on SEDAR at www.sedar.com.

COMPLIANCE WITH NYSE CORPORATE GOVERNANCE LISTING STANDARDS

Disclosure of the Company’s corporate governance practices which differ from the New York Stock Exchange (“NYSE”) corporate governance listing standards are posted on Shaw’s website, www.shaw.ca under Investors/Corporate Governance/Compliance with NYSE Corporate Governance Listing Standards.

2015 Annual Report Shaw Communications Inc.	49

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2015

CERTIFICATION

The Company’s Chief Executive Officer and Chief Financial Officer have filed certifications regarding Shaw’s disclosure controls and procedures and internal control over financial reporting.

As at August 31, 2015, the Company’s management, together with its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of each of the Company’s disclosure controls and procedures and internal control over financial reporting. Based on these evaluations, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting are effective.

As permitted by SEC guidance, management has excluded its subsidiary, ViaWest, from this evaluation of the system of internal control over financial reporting. Shaw completed the purchase of 100% of Viawest on September 2, 2014. Additional information regarding this acquisition is included in Note 3 to the consolidated financial statements. ViaWest had assets and revenues representing approximately 12% and 4%, respectively, of the related Consolidated Financial Statement amounts as of and for the year ended August 31, 2015. Further information on ViaWest is included in Note 24 to the Consolidated Financial Statements. ViaWest will be included in management’s evaluation of internal controls over financial reporting for the fiscal year ended August 31, 2016.

There were no changes in the Company’s internal controls over financial reporting during the fiscal year that have materially affected or are reasonably likely to materially affect Shaw’s internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

50	Shaw Communications Inc. 2015 Annual Report